PROSPECTUS SUPPLEMENT NO. 1	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated May 12, 2009	Registration No. 333-129842

Computer Software Innovations, Inc.

13,252,672 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated May 12, 2009, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 13,252,672 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 10-Q dated March 31, 2009 filed with the Securities and Exchange Commission (the “Commission”) on May 15, 2009.

The information contained in the report included in this Prospectus Supplement is dated as of the date set forth in such report. This Prospectus Supplement should be read in conjunction with the Prospectus dated May 12, 2009. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated May 12, 2009, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 1 is May 20, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 000-51758

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact name of registrant as specified in its charter)

Delaware	98-0216911
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

[None]

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at May 12, 2009
Common Stock, $0.001 par value per share	7,181,204 shares

COMPUTER SOFTWARE INNOVATIONS, INC.

PART I – FINANCIAL INFORMATION

Item 1. – Financial Statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

(Amounts in thousands, except per share data)	Three Months Ended
	March 31, 2009	March 31, 2008
REVENUES
Software applications segment	$3,321	$3,058
Technology solutions segment	5,556	9,005

Net sales and service revenue	8,877	12,063

COST OF SALES
Software applications segment
Cost of sales, excluding depreciation, amortization and capitalization	2,124	1,666
Depreciation	29	24
Amortization of capitalized software costs	358	284
Capitalization of software costs	(248)	(296)

Total Software applications segment cost of sales	2,263	1,678

Technology solutions segment
Cost of sales, excluding depreciation	4,805	7,332
Depreciation	27	29

Total Technology solutions segment cost of sales	4,832	7,361

Total cost of sales	7,095	9,039

Gross profit	1,782	3,024

OPERATING EXPENSES
Research and development	91	—
Selling costs	1,233	860
Marketing costs	155	39
Stock based compensation	2	5
Acquisition costs	1	24
Professional, legal compliance and litigation costs	95	96
Depreciation and amortization	164	106
Other general and administrative expenses	927	1,069

Total operating expenses	2,668	2,199

Operating (loss) income	(886)	825

OTHER INCOME (EXPENSE)
Interest income
Interest expense	(113)	(132)
Loss on disposal of property and equipment	(4)	—

Net other income (expense)	(117)	(132)

(Loss) income before income tax (benefit) expense	(1,003)	693
INCOME TAX (BENEFIT) EXPENSE	(353)	265

NET (LOSS) INCOME	$(650)	$428

BASIC (LOSS) EARNINGS PER SHARE	$(0.10)	$0.09

DILUTED (LOSS) EARNINGS PER SHARE	$(0.10)	$0.03

WEIGHTED AVERAGE SHARES OUTSTANDING:
– Basic	6,381	4,699

– Diluted	6,381	12,451

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)	March 31, 2009 (Unaudited)	December 31, 2008
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$—	$—
Accounts receivable, net	7,430	13,862
Inventories	2,551	1,552
Prepaid expenses	170	98
Taxes receivable	638	223

Total current assets	10,789	15,735

PROPERTY AND EQUIPMENT, net	924	898
COMPUTER SOFTWARE COSTS, net	2,908	3,001
GOODWILL	2,431	2,431
OTHER INTANGIBLE ASSETS, net	2,882	2,970

Total assets	$19,934	$25,035

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$4,551	$3,644
Deferred revenue	5,529	6,696
Deferred tax liability	411	421
Current portion of notes payable	461	447
Subordinated notes payable to shareholders	1,950	1,950

Total current liabilities	12,902	13,158

LONG-TERM DEFERRED TAX LIABILITY, net	295	329
NOTES PAYABLE, less current portion	389	515
BANK LINE OF CREDIT	1,587	5,634

Total liabilities	15,173	19,636

SHAREHOLDERS’ EQUITY
Preferred stock - $0.001 par value; 15,000 shares authorized; 6,740 shares issued and outstanding	7	7
Common stock - $0.001 par value; 40,000 shares authorized; 6,381 shares issued and outstanding	6	6
Additional paid-in capital	8,884	8,884
Accumulated deficit	(4,093)	(3,443)
Unearned stock compensation	(43)	(55)

Total shareholders’ equity	4,761	5,399

Total liabilities and shareholders’ equity	$19,934	$25,035

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(Amounts in thousands)	Common Stock	Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Unearned Stock Compensation	Total
Balances at December 31, 2008	$6	$7	$8,884	$(3,443)	$(55)	$5,399
Stock based compensation	—	—	—	—	12	12
Net loss for the three months ended March 31, 2009	—	—	—	(650)	—	(650)

Balances at March 31, 2009	$6	$7	$8,884	$(4,093)	$(43)	$4,761

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(Amounts in thousands)	Three Months Ended
	March 31, 2009	March 31, 2008
OPERATING ACTIVITIES
Net (loss) income	$(650)	$428
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Depreciation and amortization	578	443
Stock compensation expense, net	12	22
Deferred income tax expense	(44)	5
Loss on disposal of fixed assets	4	—
Changes in deferred and accrued amounts
Accounts receivable	6,432	960
Inventories	(999)	(755)
Prepaid expenses and other assets	(72)	(32)
Accounts payable	907	939
Deferred revenue	(1,167)	(1,039)
Income taxes receivable/payable	(415)	257

Net cash provided by operating activities	4,586	1,228

INVESTING ACTIVITIES
Purchases of property and equipment	(162)	(188)
Capitalization of computer software	(265)	(336)
Payment for acquisitions	—	(1,321)

Net cash used for investing activities	(427)	(1,845)

FINANCING ACTIVITIES
Net (repayments) borrowings under line of credit	(4,047)	685
Repayments of notes payable	(112)	(68)

Net cash (used for) provided by financing activities	(4,159)	617

Net change in cash and cash equivalents	—	—
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	—	—

CASH AND CASH EQUIVALENTS, END OF PERIOD	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the period for:
Interest	$211	$127
Income Taxes	$107	$3

The accompanying notes are an integral part of these financial statements.

COMPUTER SOFTWARE INNOVATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(Amounts in thousands, except where specifically stated)

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Organization

Computer Software Innovations, Inc. (formerly VerticalBuyer, Inc.) (the “Company”, “CSI” or “we”), a Delaware corporation, was incorporated on September 24, 1999. The Company currently trades in the over the counter market and is reported on the OTC Bulletin Board under the symbol “CSWI.OB.”

In the first quarter of 2005, we concluded a series of recapitalization transactions which began January 31, 2005 with a change in control due to the purchase of a majority of our common stock by Computer Software Innovations, Inc., a South Carolina corporation (“CSI – South Carolina”). These transactions culminated on February 11, 2005 with the merger of CSI – South Carolina into us (“reverse merger”), our issuance of preferred stock, common stock, warrants and certain subordinated notes, and the change of our name to “Computer Software Innovations, Inc.”

Description of business

The Company is engaged in the business of development and sales of internally developed software, sales and distribution of computers, network and communications hardware and accessories, as well as interactive collaborative classroom technologies and other hardware–based solutions.

The Company’s internally developed software consists of fund accounting based financial management software, standards-based lesson planning software and solutions that facilitate single sign-on application access management provisioning based on Microsoft’s Identity Lifecycle Management and Microsoft SharePoint deployments. The Company’s primary software product, fund accounting based financial management software, is developed for those entities that track expenditures and investments by “fund,” or by source and purpose of the funding. The fund accounting software is used primarily by public sector and not-for-profit entities. The Company’s standards-based lesson planning software is designed to allow teachers to create lesson plans that are tied to a state’s curriculum standards. These lesson plans may be reviewed by administrators and a report generated to determine the standards that have been met or need to be met. The lesson plans can be stored, shared, and retrieved for collaboration, editing and future use. The Company’s solutions for single sign-on application access management provide the ability to eliminate the need for users to sign on to every application separately (thereby allowing “single sign-on”) and provides for other efficiencies related to setting-up and controlling user access.

In connection with its hardware-based solutions, the Company provides a wide range of technology products and services including hardware and design, engineering, installation, training and ongoing support and maintenance. Technology solutions include computers, networking, security, internet protocol (IP) telephony, interactive whiteboard solutions and integrated accessories, distance learning and video communication. The Company currently markets its products and services primarily to a wide variety of education and local government agencies, and not-for-profit entities in the southeastern United States. The majority of the Company’s business is with K-12 (kindergarten through grade 12) public education and local government entities.

Basis of presentation

The consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. CSI Technology Resources, Inc. was acquired by CSI on May 1, 2000 and became the Technology solutions segment of CSI. This subsidiary no longer has any significant operations or separate accounting, as all activities are now accounted for within CSI, except that certain vendor contracts are still in the name of CSI Technology Resources, Inc. At a future date, the name on these contracts may be converted and the subsidiary deactivated, subject to a review of any tax or legal implications. As the Company files a consolidated tax return and has been accounting for all activities through the parent, there should be no financial or tax implications related to the formal procedures which would be undertaken to deactivate the subsidiary. Intercompany balances and transactions have been eliminated. The Company uses the accrual basis of accounting.

Use of estimates

The accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and to rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are an integral part of the financial statements. We base our estimates and assumptions on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates, assumptions of future trends or events may have on the financial condition and results of operations reported in our financial statements. Actual results could differ materially from these estimates, assumptions, projections and judgments.

The interim consolidated balance sheet and the related consolidated statements of operations, changes in shareholders’ equity and cash flows are unaudited. In our opinion, all adjustments (consisting of normal recurring adjustments) necessary for fair presentation of the interim financial statements have been made. The results of the three months ended March 31, 2009 are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements, critical accounting policies, significant accounting policies and the notes to the consolidated financial statements included in our most recent Annual Report on Form 10-K.

Certain prior period amounts have been reclassified to conform to the current presentation.

Recent accounting pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In April 2009, This FASB issued Staff Position (FSP) No. 107-1, “Interim Disclosures about Fair Value of Financial Instruments.” The final FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments.” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting.” to require those disclosures in summarized financial information at interim reporting periods. The FSP shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the effect the adoption of SFAS No. 161 will have on our Consolidated Financial Statements.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS No. 162 to have a material impact on the preparation of its financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other US generally accepted accounting principles. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact FSP 142-3 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable financial statement users to better understand the effects of derivatives and hedging on an entity’s financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective for interim periods and fiscal years beginning after November 15, 2008. We are currently evaluating the effect the adoption of SFAS No. 161 will have on our Consolidated Financial Statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations.” SFAS No. 141R establishes principles and requirements for recognizing and measuring assets acquired, liabilities assumed and any non-controlling interests in the acquiree in a business combination. SFAS No. 141R also provides guidance for recognizing and measuring goodwill acquired in a business combination, requires capitalization of acquired in-process research and development assets at the time of acquisition and requires the acquirer to disclose information that users may need to evaluate and understand the financial effect of the business combination. As SFAS No. 141R is effective for business combination transactions for which the acquisition date is on or after December 15, 2008. The Company will assess the impact of SFAS No. 141R if and when a future acquisition occurs.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

NOTE 2 – (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share are computed by dividing net (loss) income by the weighted average number of common stock shares outstanding during the period. Diluted (loss) earnings per share is computed by dividing net (loss) income by the weighted average number of common and potential common shares outstanding, including common stock held in escrow, during the period following application of the treasury stock method. The table below presents the weighted average shares outstanding for the three months ended March 31, 2009 and 2008, both prior to and after application of the treasury stock method.

	For the Three Months Ended March 31,
	2009	2008
Weighted Average Shares Outstanding Prior to Application of the Treasury Stock Method
Common stock (excluding shares held in escrow)	6,381	4,699
Common stock held in escrow	800	—
Preferred stock	7,142	6,860
Warrants	6,164	6,164
Options	385	375

Total Weighted Average Shares Outstanding	20,872	18,098

Weighted Average Shares Outstanding After Application of the Treasury Stock Method
Common stock (excluding shares held in escrow)	6,381	4,699
Common stock held in escrow	800	—
Preferred stock	7,143	6,860
Warrants	—	688
Options	160	204

Total Weighted Average Shares Outstanding –treasury stock method	14,484	12,451

The potential common shares, including common stock held in escrow, were used in the calculation of diluted earnings per share for the three months ended March 31, 2008. The potential common shares were not used in the calculation of diluted loss per share for the three months ended March 31, 2009, as the effect is anti-dilutive due to the net loss reported for the period.

NOTE 3 – ACQUISITION

Acquisition of ICS Systems, Inc.

On March 31, 2008, CSI consummated the acquisition, effective April 1, 2008, of substantially all the assets and business operations of ICS Systems, Inc. (“ICS’). The total purchase price was $1,370 in cash offset by $50 of liabilities, and the issuance by the Company of 209 shares of the Company’s common stock. We did not assume any material liabilities of ICS. We operate ICS as a separate office from which we continue to support the existing product and expand opportunities and sales into surrounding areas. We also integrate the unique features of ICS software into our products over time, and plan to use ICS personnel to assist with these efforts and future product development needs.

The acquisition was effectuated pursuant to an Asset Purchase Agreement with ICS and Michael Byers, its sole shareholder. The assets acquired included: certain account receivables; work in progress; all furniture, fixtures, machinery, equipment and supplies; and all software and intellectual property rights. The cash portion of the consideration was substantially funded by draw under the Company’s revolving credit facility with RBC Bank (USA).

NOTE 4 – STOCK-BASED COMPENSATION

The Company has a stock based compensation plan, the 2005 Incentive Compensation Plan. The Company accounts for stock based compensation using the fair value method prescribed in SFAS No. 123R, “Share-Based Payment,” and related interpretations, which the Company adopted in 2006 using the modified prospective method. The Company utilizes the Black-Scholes model to estimate the fair value of options granted.

In 2005, the Company assumed the stock based employee compensation plan of CSI – South Carolina as a result of the reverse merger. The Company granted options to purchase 70 shares of common stock under the 2005 Incentive Compensation Plan in the first quarter of 2007 at an exercise price of $0.85 per share, as a result of the McAleer acquisition which closed on January 2, 2007, and in November 2007 granted options to purchase an additional 100 shares to key employees. In the first quarter of 2008 the Company granted options to purchase an additional 20 to other employees. The fair value of stock-based compensation was estimated at the grant date for each issuance using the Black-Scholes option-pricing model. For further information and discussion related to the weighted average assumptions used in the option pricing model, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008.

Assumptions used in calculation of fair value

	For the Three Months Ended March 31,
	2009	2008
Expected term (in years)	7	7
Expected volatility	123%	123%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	3.6%	3.6%

Stock options

Detail	Number of Options	Weighted Average Exercise Price	Expiration
Options assumed in reverse merger	268	0.12	November 1, 2012
Options granted in McAleer acquisition	70	0.85	January 2, 2017
Options granted to key employees	100	1.42	November 9, 2017
Options granted to other employees	10	1.09	May 28, 2018

The following table summarizes option activity under the plans for the first three months of 2009:

Stock Options	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	385	$0.62	5.80	$(79)
Granted	—	—	—	—
Cancelled	—	—	—	—
Exercised	—	—	—	—
Forfeited/expired	—	—	—	—

Outstanding at March 31, 2009	385	$0.62	5.56	$(25)

Exercisable at March 31, 2009	285	$0.39	4.86	$45

The aggregate intrinsic value represents the difference between the Company’s closing stock price of $0.55 as of March 31, 2009, and the exercise price multiplied by the number of options outstanding as of that date.

As of March 31, 2009 there remained approximately $43 of unrecognized compensation cost related to non-vested stock options which is expected to be recognized over a weighted-average period of approximately two years.

No non-employee based stock awards were granted in the first three months of 2009.

Total stock based compensation for the first three months of 2009 was $12, which was related to employee stock compensation. Total stock based compensation for the first three months of 2008 was $22, of which $5 was related to stock options granted from acquisition and $17 was related to stock options granted to key employees in November of 2007.

NOTE 5 – LONG-TERM AND SHORT-TERM DEBT, INCLUDING RELATED PARTY TRANSACTIONS, AND OFF-BALANCE SHEET INSTRUMENTS

Bank Credit Facilities

The Company maintains a line of credit facility with its bank. The terms of the facility are as follows:

•	the principal amount of the facility is $7.0 million;

•	the latest renewal was on June 30, 2008, with a maturity date of June 30, 2010;

•	permissible purposes of the funds borrowed under the revolving facility include funding short-term working capital and general corporate purposes of the Company; and

•

the definition of the borrowing base includes 50% of eligible inventory (with a maximum borrowing ability against eligible inventory of $1.0 million), in addition to 80% of eligible accounts receivable.

On September 11, 2008, the Company entered into a modification of the line of credit facility. The modification temporarily increased the credit facility from $7.0 million to $8.0 million until November 30, 2008 to support the collection cycle for increased receivables generated during the summer, the seasonal high point of CSI’s business. The modification increased availability by increasing the amount of inventory includable in the Credit Facility’s borrowing base from $1.0 million to $2.0 million.

Under our bank facility, eligible accounts receivable balances essentially include all of our trade accounts receivable except, in most cases, those accounts which are more than 90 days past due. Certain other accounts are excluded from eligibility for borrowing including: (i) accounts due from affiliates; (ii) accounts which we have determined to be of doubtful collectability; and (iii) accounts due from any one of our customers if such accounts constitute more than 20% of the total eligible accounts. The loans bore interest at LIBOR plus 2.50% (3.00%) at March 31, 2009, and LIBOR plus 2.50% (3.59%) at December 31, 2008, payable monthly.

The Company maintains an equipment term loan which has been modified and increased from time to time with a term of three to four years. The term loan is used periodically to refinance its capital expenditures initially financed through its bank credit facility and improve its availability under its bank credit facility for working capital purposes. The latest modification was November 1, 2008. Pursuant to the modification, the equipment loan was increased from $358 to $1.0 million, and bears interest at 30-day LIBOR plus 250 basis points. Principal and interest are payable in 23 consecutive monthly payments of principal and interest of $40 continuing until November 15, 2010.

The amount outstanding on the notes payable to the bank was $850 at March 31, 2009 and $962 at December 31, 2008.

Scheduled principal payments under the Company’s notes payable for the years ended are presented below:

2009	$461
2010	389

Total Principal Payments	$850

The loans under the revolving credit facility and the equipment facility, as well as all other obligations owed by the Company to the bank, are secured by a first priority security interest in substantially all of the Company’s assets. Also, the Company is required to comply with certain covenants, including: providing periodic financial statements to the bank, compliance with SEC reporting requirements, allowing the bank to inspect its secured assets, and the Company maintaining its assets in good operating condition and maintaining sufficient insurance. Also, the Company is required to comply with certain financial covenants. The first financial covenant is a “Debt Service Coverage Ratio,” which is measured at the end of each year. This ratio is calculated by adding certain nonrecurring special items to EBITDA (“Adjusted EBITDA”), and then dividing by current maturities of long term debt plus interest expense. For the purposes of the amended loan agreement, “EBITDA” means the total of (i) net income from continuing operations (excluding extraordinary gains or losses), and to the extent deducted in determining net income (ii) interest expense, (iii) income taxes, and (iv) depreciation, depletion and amortization expenses. The Company is required to maintain a Debt Service Coverage Ratio of not less than 1.2 to 1.0. The second financial ratio is Funded Debt to EBITDA, which is also measured annually. A ratio of not greater than 2.5 to 1.0 is required.

For the purposes of the ratio, “Funded Debt” generally means all obligations for borrowed money or for the deferred purchase price of property, and all capitalized lease obligations. Management believes the Company complied with these current covenants at March 31, 2009 and December 31, 2008.

The amended loan agreement also contains certain restrictive covenants. These include general prohibitions on: (i) disposing of property other than in the ordinary course of business; the Company changing its business; a change in control of the Company; mergers, acquisitions and the creation of new subsidiaries; the incurring of new indebtedness; the creation of new encumbrances or liens; investments, other than certain permitted investments in liquid investment grade paper; and the Company making loans, including loans to officers. Also, the amended loan agreement prohibits the Company from making any distributions (including any dividends on its common stock), or making any repurchases or redemptions of its capital stock, except to the extent there is no event of default either before or after any such distribution, repurchase or redemption. The bank may accelerate the Company’s obligations under the amended loan agreement and the related promissory notes upon an event of default under the amended loan agreement. Events of default generally include the Company failing to make payments of principal or interest when due; defaults under loan covenants, subject to periods during which the Company may cure in certain cases; the Company becoming insolvent or being subject to certain bankruptcy proceedings, subject to certain time periods; and the occurrence of a material adverse change in the Company’s business or financial condition. Upon an acceleration of the bank’s loans to the Company, the bank, among other remedies, would have recourse to substantially all of the Company’s assets through its security interest. There was $1,587 and $5,634 of outstanding draws under the facility as of March 31, 2009 and December 31, 2008, respectively.

Subordinated Notes

The Company has subordinated notes payable to shareholders with amounts outstanding totaling $1,950 at March 31, 2009 and December 31, 2008. Although the Company possessed adequate availability on the May 9, 2006 due date to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank facility following such a drawdown would not be sufficient to fund ongoing working capital needs. The Company also anticipated that such a refunding of the subordinated notes with bank debt would have caused the Company to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, the Company determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remain due and payable. We pay a default interest rate of 15%, both on the principal balance and any interest not paid quarterly. From time to time we have also deferred the payment of interest to preserve working capital. Specifically, we took this action in the first and second quarters of 2007 as a precautionary measure considering the cash requirement needed for the acquisition of the McAleer operations. Subsequently we paid this and other interest due and no interest was in arrears as of March 31, 2009 or as of the date of this report.

On April 23, 2008, we and each of the holders of the subordinated notes entered into a letter agreement which extended the maturity date of such notes until March 31, 2009. Each note holder also waived existing and past payment defaults and the notes continued to bear interest at the default rate of 15%. In exchange for the extension and waiver, we made principal payments on the subordinated notes totaling $300, paid pro-rata among the note holders. Again effective May 14, 2009, similar to the action taken at April 23, 2008, we and each of the holders of the subordinated notes entered into an informal agreement to extend the notes until August 30, 2009. In exchange for the extensions, we made a principal payment on the subordinated notes totaling $200, paid pro-rata among the note holders. Under this agreement, the Company will seek to enter into a new and separate term loan facility, preferably with its existing bank, to fund the payout of Barron, and to negotiate to restructure the notes payable to the remaining holders.

In conjunction with the Company entering into the extension with respect to the subordinated notes, it also entered into a waiver agreement (the “Waiver”) with the bank dated May 13, 2008. The bank had previously granted waivers with respect to cross-default and other provisions which may have been triggered by the payment default under the subordinated notes. The terms of the revolving credit facility with the bank restrict payments on the subordinated notes, and require the Company to obtain the bank’s written consent prior to amending any of the terms of the subordinated notes. Accordingly, pursuant to the Waiver, the bank agreed to the terms of the extension and granted waivers of any defaults relating thereto.

Off Balance Sheet Instruments

As of March 31, 2009, for the periods reported, and through the filing date, CSI had no off-balance sheet instruments except for certain operating leases discussed in Note 7.

Related Party Transactions

During the first three months of 2009 the Company made interest payments to the five former shareholders of CSI – South Carolina, all of whom are significant shareholders of the Company, and four of which are executive officers, and Barron, who owns all of the Company’s preferred shares. These interest payments were made on the subordinated notes payable associated with the reverse merger transaction which occurred in 2005, and represented an annual interest rate of 15% as of March 31, 2009. In 2009, interest payments to the five original shareholders of CSI – South Carolina totaled $73 and interest payments to Barron totaled $73.

NOTE 6 – PREFERRED STOCK AND RELATED WARRANTS AND RETAINED EARNINGS

Warrants

On February 11, 2005, pursuant to the terms of a Preferred Stock Purchase Agreement with Barron, we issued to Barron common stock purchase warrants to purchase a total of 7,218 shares of our common stock.

Warrant exercises may be accomplished in one or a series of transactions, subject to a 4.9% beneficial ownership restriction. The terms and conditions of the warrants are identical except with respect to the exercise price.

The warrants may be exercised on a cashless basis. In such event, the Company would receive no proceeds from their exercise. So long as the Company maintains an effective registration statement for the shares underlying the warrants, a warrant holder is prohibited from utilizing a cashless exercise. The Company’s registration statement was declared effective on February 14, 2006 and an updating amendment was declared effective on May 12, 2009.

Activity related to the common stock purchase warrants for the three month period ended March 31, 2009 and outstanding balances is as follows:

Common Stock Purchase Warrants

	Warrant A1	Warrant A2	Warrant B1	Warrant B2
Exercise Price	$1.3972	$0.70	$2.0958	$0.85
Expiration Date	2/10/2010	2/10/2010	2/10/2010	2/10/2010

Warrant related activity for the three months ended March 31, 2009

	Warrant A1	Warrant A2	Warrant B1	Warrant B2
Outstanding at December 31, 2008	2,000	555	2,000	1,609
Exercised – first three months 2009	—	—	—	—

Outstanding at March 31, 2009	2,000	555	2,000	1,609

Registration Rights Agreement

In conjunction with the Preferred Stock Purchase Agreement, the Company entered into a Registration Rights Agreement with Barron on February 10, 2005, whereby the Company agreed to register the shares of common stock underlying the preferred stock and warrants to be sold to Barron. Barron may also demand the registration of all or part of such shares on a one-time basis and, pursuant to “piggy-back rights,” may require the Company (subject to carve back by a managing underwriter) to include such shares in certain registration statements it may file. The Company is obligated to pay all expenses in connection with the registration of the shares.

NOTE 7 – COMMITMENTS, CONTINGENCIES, AND SUBSEQUENT EVENTS

Operating Leases

The Company leases certain facilities and equipment under various operating leases. At March 31, 2009, future minimum lease payments under non-cancelable leases were:

2009	$749
2010	978
2011	683
2012	72

Total	$2,482

Rent expense for the three months ended March 31, 2009 and 2008 was $102 and $51, respectively.

The Company entered into an operating lease on November 30, 2005 related to the lease of its office facility. The term of this lease is five years, beginning on April 1, 2006 and ending on March 31, 2011. The original commitment under this lease totaled $701, due on the first of each month in escalating monthly payments. The commitments under this lease are included in the future payments in the table above. If at any time the Company terminates the lease, the lessor may recover from the Company all damages approximately resulting from the termination, including the cost of recovering the premises and the worth of the balance of the lease over the reasonable rental value of the premises for the remainder of the lease term, which shall be due immediately. The Company does not anticipate terminating the lease at any time prior to its expiration.

On June 20, 2007, the Company and Chuck Yeager Real Estate amended the operating lease agreement, originally entered into on November 30, 2005, to include an additional 12,544 square feet of warehouse space. The lease of the additional warehouse space was the result of carrying additional inventory and increased monthly rent by approximately $2. While the lease on the additional space was scheduled to expire on August 31, 2007, the Company extended the lease until December 31, 2007. On April 1, 2008 the Company terminated the lease of this additional warehouse space, and entered into a one year lease with Edge Developments, LLC for 18,000 square feet of warehouse space located at 903B East Main Street, Easley, SC. The terms of this lease require monthly payments of $4, which are included in the schedule above, and are scheduled to expire on March 31, 2009, at which time the Company may choose to extend the lease.

On April 1, 2008, in connection with the acquisition of ICS (Note 3), the Company entered into a lease with Byers Properties, LLC for the lease by the Company of the former facilities of ICS. Byers Properties is controlled by Michael Byers, who is the sole shareholder of ICS. The term of the Lease begins April 1, 2008 and runs for a period of three years through March 2011. The lease calls for annual rent of $80, payable monthly. The leased property consists of a single-story brick building located on 2.57 acres in Triangle Industrial Park at 8518 Triad Drive, Colfax, North Carolina. The building comprises 7,207 square feet, with approximately 300 square feet being warehouse space. The future minimum lease payments under this lease are included in the schedule above. For further details on the acquisition of ICS, see Note 3 – Acquisitions.

In August 2008, the Company entered into a corporate fleet lease program with Enterprise Fleet Services, for which individual vehicle leases are signed that may amount to a total commitment of $2.0 million over a weighted-average lease term of approximately three years. The future minimum lease payment for leases executed under the program as of March 31, 2009 is included in the schedule above.

Executive Officer Employment Agreements

The Company entered into separate employment agreements with each of the four most highly compensated executive officers on March 1, 2009. The term of all the employment agreements is three years, expiring on February 28, 2012. The agreements renew for a one year term automatically upon the expiration of the initial term or any renewal periods unless sooner terminated by any one of the parties. Such agreements provide for minimum salary levels adjusted for performance based on review by the Board of Directors. The aggregate commitment for future salaries at March 31, 2009, excluding bonuses, is approximately $2,501.

Investor Relations Firm Agreement

On May 13, 2009, we entered into an agreement with an investor relations firm, DC Consulting, LLC (“DCC”). DCC’s experience with the retail investor market fits our goal of communicating our strategy and progress more broadly into our shareholder base. The agreement is for 90 days with options to extend for 90 day periods thereafter, or as agreed. Pursuant to the terms of the agreement, DCC will provide investor relations services for $12 per quarter and 15 shares of the Company’s unregistered common stock. Also the company agreed to issue warrants for 300 shares of common stock in three blocks of 100 shares each at strike prices of $0.70, $1.00 and $1.20. The warrants expire in 2 years. Additionally, in the interim, if the stock price exceeds the warrant strike price for a period of 30 days and the warrants are not exercised the warrants expire. The common stock and warrants will be issued following the release of the Company’s first quarter earnings in this Form 10-Q.

NOTE 8 – SEGMENT INFORMATION

CSI is organized into the two reportable segments: Software applications and Technology solutions. Below is a description of the types of products and services from which each reportable segment derives its revenues.

Software applications segment

Through our Software applications segment, we report the results of the development, sales, and deployment and provision of ongoing support of our software applications, fund accounting based financial management software, standards based lesson planning software, solutions that facilitate single sign-on application access management provisioning based on Microsoft’s Identity Lifecycle Management and Microsoft SharePoint deployments. Through this segment we also report the results of operations related to complimentary third-party applications and services we resell.

Technology solutions segment

Through our Technology solutions segment, we report the results of the technology solutions products through the sales and distribution of computers and accessories and the wide range of technology consulting services, including network and systems integration and computer support and maintenance services, that we provide.

Factors management used to identify our segments:

CSI’s reportable segments are analyzed separately because of the differences in margin routinely generated by the major products within each group, and the differences in which sales and investment decisions may be made to evaluate existing or potential new products. Through its Software applications segment, the Company develops, sells, deploys and provides ongoing support of software applications. Through its Technology solutions segment, the Company provides technology solutions through the sale and distribution of computers and accessories and offers a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

There are no significant transactions between reportable segments. The total of Segment net sales and service revenue from all segments is equal to Net sales as reported in our Consolidated Statements of Operations. Sales and Cost of sales are included in each segment’s (loss) income as reported in our Consolidated Statements of Operations. Accordingly, the total of the segments’ Gross profit is equal to Gross profit in our Consolidated Statements of Operations. Operating expenses are allocated to segment (loss) income based on estimate of sales and administrative time spent on each segment. None of the income or loss items following Operating (loss) income in our Consolidated Statements of Operations are allocated to our segments, since they are reviewed separately by management. Certain non-recurring items (those items occurring for reasons which have not occurred in the prior 2 years and are not likely to reoccur in 2 years) and compliance costs are generally excluded from management’s analysis of profitability by segment and the Company’s segment presentation. Accordingly, the total of Segment (loss) income from all segments, less non-recurring and compliance items, if any, is equal to Operating (loss) income as reported in our Consolidated Statements of Operations.

The total of Segment assets for all segments is equal to Total Assets as reported in our Consolidated Balance Sheets. The Company allocates shared assets related to liquidity (e.g., cash, accounts receivable and inventory) based on each segment’s percent of revenues to total consolidated revenues. Capitalized computer software costs are allocated to the Software applications segment. Fixed assets, net, are allocated on the same basis as operating expenses (or by time spent on each segment as discussed above), since support equipment usage is generally tied to time utilized. All other assets are generally allocated on the same basis.

The following tables summarize information about segment (loss) income for the three months ended March 31, 2009 and 2008, and assets allocated to segments as of March 31, 2009 and 2008.

	Software Applications	Technology Solutions	Total Company
Three months ended March 31, 2009:
Net sales and service revenue	$3,321	$5,556	$8,877
Gross profit	1,058	724	1,782
Segment (loss) income	(359)	(429)	(*	)
Segment assets	11,905	8,029	19,934

Three months ended March 31, 2008:
Net sales and service revenue	$3,058	$9,005	$12,063
Gross profit	1,380	1,644	3,024
Segment income	377	573	(*	)
Segment assets	8,722	8,557	17,279

*	See reconciliation below

Reconciliation of Segment (loss) income (non-GAAP measure) to operating (loss) income per consolidated Statements of Operations (GAAP measure):

	Three Months Ended
	March 31, 2009	March 31, 2008
Segment (loss) income:
Software applications segment	$(359)	$377
Technology solutions segment	(429)	573

TOTAL SEGMENT (LOSS) INCOME	(788)	950

Less: merger-related and compliance costs
Stock compensation – non-cash	(2)	(5)
Acquisition costs	(1)	(24)
Professional and legal compliance and litigation related costs	(95)	(96)

OPERATING (LOSS) INCOME Per Consolidated Statement of Operations	$(886)	$825

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(All amounts are presented in thousands, except where specifically stated.)

A. Introduction

Unless the context requires otherwise, (1) “Computer Software Innovations, Inc.,” “CSI,” “we,” “our,” “us” and “the Company” refer to the consolidated combined business of Computer Software Innovations, Inc., a Delaware corporation, and its subsidiary, CSI Technology Resources, Inc., a South Carolina corporation; (2) “VerticalBuyer” refers to the public Company prior to its merger with CSI—South Carolina on February 11, 2005; and (3) “CSI – South Carolina” refers to Computer Software Innovations, Inc., a South Carolina corporation, prior to the merger, which merged into VerticalBuyer in order for its operations to become publicly reported and its stock publicly traded.

Products and Services

We develop software applications and provide hardware-based technology solutions, focused primarily on the needs of organizations that employ fund accounting. Fund accounting is used by those entities that track expenditures and investments by “fund,” or by source and purpose of the funding (e.g., funds provided by government or grant sources), and is utilized primarily by public sector and not-for-profit entities. Our client base consists principally of K-12 (kindergarten through grade 12) public education and local government organizations including counties and municipalities. Our clients also include public libraries, disabilities boards, higher education and other non-governmental clients. While we have a significant number of non-education focused clients which represent the fastest growing sector based on increases in the number of new clients being added, our education focused customers typically generate more than 75% of our revenues in a given year.

Organization

Our business efforts are focused on two key operating segments: internally developed software applications and related service and support (our “Software applications segment”), and other technology solutions and related service and support (our “Technology solutions segment”).

Software Applications Segment

Our Software applications segment develops accounting and administrative software applications that are designed for organizations that employ fund accounting. These organizations are primarily municipalities, school districts and local governments.

Our internally developed software consists primarily of three product focus groups:

•	Fund accounting based financial management software

•	Standards based lesson planning software

•	Identity lifecycle management and Microsoft SharePoint development

Our primary software, fund accounting based financial management software, is developed for those entities that track expenditures and investments by “fund,” or by source and purpose of the funding. Our client base for our financial management software consists principally of K-12 public education and local government organizations, including counties and municipalities. Our clients also include public libraries, disabilities boards, higher education and other non-governmental clients. In the initial state of our focus, South Carolina and that of an acquired operation, Alabama, over 90% of the K-12 education school districts run our proprietary fund accounting software. Our fund accounting software is also present in accounts in six other states in the Southeast. Specific software modules of our fund accounting based financial management software include:

•	General (or “Fund”) Ledger;

•	Accounts Payable;

•	Purchasing;

•	Payroll;

•	Personnel;

•	Employee Absence/Substitutes;

•	Inventory

•	Utility Billing; and

•	Other specialty modules designed for government markets.

Our standards based lesson planning software is designed to allow education professionals to create, monitor, and document lesson plans and their compliance with a state’s curriculum standards including what standards have been met or need to be met. These applications are offered to our education clients.

Our solutions for single sign-on application access management provide the ability to eliminate the need for users to sign on to every application separately (thereby allowing “single sign-on”) and provides for other efficiencies related to setting-up and controlling user access. Additionally, we rebrand and resell other software applications and services including application delivery, data recovery, warm-site and other applications focused solutions and report the results through our Software applications segment.

Our Software applications segment includes a staff of software developers, implementers, trainers, sales personnel and applications support specialists focused primarily on the development, sales, deployment and support of our “in-house” software products. From time-to-time they also provide support for the Technology solutions segment.

As in other competitive software businesses, the sales and support of software products developed for resale, coupled with few related hardware sales, support higher margins in the Software applications segment (also referenced as “software and related services”). The sales of the Technology solutions segment (also referenced as “hardware sales and related services”) are typically at lower margins, due to the amount of hardware, a traditionally low margin product, included in those sales.

Technology Solutions Segment

Our hardware-based technology solutions include a wide range of technology products and services including hardware solutions and related design, engineering, project planning, installation, training, management and ongoing support and maintenance of hardware solutions and hardware-based operating systems and application software. We provide these services for the hardware and software solutions listed below. These technology solutions are offered to our primary customer base, users of fund accounting. Some solutions, such as IP telephony and video conferencing, are also offered to for-profit entities as opportunities arise.

Our Technology solutions segment has a staff of certified engineers capable of providing a broad range of technology solutions to our client base, including, but not limited to:

•	Technology planning (developing plans to purchase or upgrade computers, telephone equipment, cabling and software);

•	Hardware/software installations;

•	Cabling (installation of wiring and wireless devices to link computer networks and telephones);

•	System integration (installation of computers and configuration of software to enable systems to communicate with and understand each other);

•	Wide area networking (linking a group of two or more computer systems over a large geographic area, usually by telephone lines or the internet);

•	Wireless networking (linking a group of two or more computer systems by radio waves);

•	IP telephony and IP surveillance (sending voice calls and surveillance across the internet using internet protocol (“IP”), a standard method for capturing information in packets);

•	Project management (overseeing installation of computers, telephone equipment, cabling and software);

•	Support and maintenance (using Novell, Microsoft, Cisco and Citrix certified engineers and other personnel to fix problems);

•	System monitoring (proactively monitoring computers and software to detect problems);

•	Education technologies, (distance learning and classroom learning tools such as interactive white boards and integrated accessories, such as hand held voting devices and audio systems).

In addition to our engineers, our Technology solutions segment includes a staff of sales persons, project managers and product specialists. We have established associations with some of the largest vendors in the industry and others whom we believe offer innovative products. Our Technology solutions segment purchases and resells products from a variety of manufacturers including but not limited to Hewlett Packard, Cisco, Microsoft, Novell, Promethean, and Tandberg, and supports the Software applications segment, as needed.

The combination of traditionally low margin sales of hardware with the sales of services results in a much lower margin for the Technology solutions segment when compared to the Software applications segment. The gross margin for the Software applications segment was 31.9% for the three month period ended March 31, 2009, while the gross margin for our Technology solutions segment was 13.0% for the same period. Gross margin for the Software applications segment was 45.1% for the three month period ended March 31, 2008, while gross margin for the Technology solutions segment was 18.3% for the same period.

We believe the combined efforts of our Technology solutions segment with that of our Software applications segment provide CSI with a competitive advantage in the education and government markets.

For a discussion of the results of the reported segments, see “—F. Financial Performance” below.

Strategy

While we report the business as two segments and use such information for analysis and decision making purposes, we also operate the business collectively, taking advantage of cross-selling opportunities. As a part of our software applications and technology solutions sales efforts we provide systems and software networking and integration services. These services also generate a significant amount of revenue by increasing demand for the computer hardware equipment we sell.

Our marketing strategy is to provide a suite of software products coupled with full service integration of the hardware solutions that support those products and other back-office functions, and to provide ongoing technical support, monitoring and maintenance services to support the clients’ continuing needs. We also market our hardware solutions and ability to provide a wide level of services and support independent from our software solutions, which when marketed to a fund accounting based organization may also lead to future software sales and integration services. By providing a client the ability to call one solution provider and circumvent the difficulties that often arise when dealing with multiple vendors, we believe we are able to achieve high long-term client satisfaction and a competitive advantage in the marketplace. Repeat business from and increased account penetration through added products and services within our existing customer base has been key to our success and we expect it will continue to play a vital role in our growth. Our focus is on nurturing long-standing relationships with existing customers while establishing relationships with new customers. Over the past ten years we have retained more than 90% of our financial management software customers, and many have become technology solutions customers. Some of our customers who first purchased technology solutions and services have subsequently become financial management software customers.

By strategically combining our internally developed software applications with our ability to integrate computer, networking and other hardware solutions, we have been successful in providing software and hardware solutions to over 1,000 clients located primarily in the southeastern states of South Carolina, Alabama, North Carolina, Georgia, Florida, Mississippi, Louisiana and Tennessee. In the states of South Carolina, where CSI was founded, and Alabama where one of our acquired operations was founded, we have account penetration in excess of 90% in the K-12 school district market space.

Our long-term strategy is to pursue a national presence. Our primary, initial focus has been on the southeast region of the United States. As a result of our acquisitions, we have expanded our reach into the southeastern states significantly and are beginning to look at other areas of the United States as well. Additionally with our latest acquisition we have added a small number of customers outside our main southeast footprint, including a few new customers in Canada and one in the United Kingdom. Not all solutions are marketed to all states. However, we continue to expand the number of solutions offered in each area as resources and expanding vendor relationships permit.

For more information on our strategy, see “Acquisitions” below and our latest annual report filed on Form 10-K.

Acquisitions

We believe that to remain competitive, we need to take advantage of acquisition opportunities that arise which may help us achieve greater geographic presence and economies of scale. We may also utilize acquisitions to, when appropriate, expand our technological capabilities and product offerings. While we may use a portion of any cash proceeds generated by operations or obtained from capital sources to pay down debt on an interim basis, we intend to use any additional liquidity and/or availability from those sources or related pay-downs to fund acquisitions. We believe our markets contain a number of attractive acquisition candidates. We foresee expanding through acquisitions of one or more of the following types of software and technology organizations:

•	Developers and resellers of complementary software, such as time and attendance, workflow management, tax appraisals and assessment, education, court and law enforcement related products.

•	Consulting firms providing high level professional services. We believe this type of acquisition would enhance our offering of technology planning and project management.

•	Cabling and infrastructure contractors.

Our business strategy provides that we will examine the potential acquisition of companies and businesses within our industry. In determining a suitable acquisition candidate, we will carefully analyze a target’s potential to add to and complement our product mix, expand our existing revenue base, improve our margins, expand our geographic coverage, strengthen our management team and, above all, improve stockholder returns.

On January 2, 2007, we acquired the business operations of McAleer Computer Associates, Inc. (“McAleer”), based in Alabama. We believe the acquisition of this leading provider of fund accounting based financial management software to the K-12 education sector in seven southeastern states fits within our acquisition strategy. We sometimes refer to McAleer as “CSI-Mobile.” McAleer and the acquisition transaction are discussed in more detail in our latest Annual Report filed on Form 10-K.

In furtherance of our acquisition strategy, on March 31, 2008, we consummated the acquisition, effective April 1, 2008, of substantially all the assets and business operations of ICS Systems, Inc. (“ICS”). ICS, located in Colfax, North Carolina (near Greensboro), was a developer, provider and consultant with respect to fund accounting and billing software for the local government market space in that state. We sometimes refer to the former ICS operations as “CSI-Greensboro.” The ICS acquisition transaction is discussed in more detail in Note 3 to our unaudited consolidated financial statements included in this Form 10-Q.

Also on August 18, 2008, we consummated the acquisition effective August 14, 2008 of substantially all the assets and business operations of Version3, Inc. (“Version3”). Version3 located in Columbia, South Carolina, was a developer, provider and consultant with respect to solutions that facilitate single sign-on, application access management and provisioning based on Microsoft’s Identity Lifecycle Management, and Microsoft SharePoint deployments. CSI was a reseller of Version3 solutions due to the application of the products to its education market segment.

We are unable to predict the nature, size or timing of any acquisition. We can give no assurance that we will reach agreement or procure the financial resources necessary to fund any acquisition, or that we will be able to successfully integrate or improve returns as a result of any such acquisition. We continue to pursue and enter into preliminary discussions with various acquisition candidates. However, the Company has not entered into agreements or understandings for any acquisitions which management deems material.

B. Recent Developments

The Current Economic Crisis, Our Response, and the American Recovery and Reinvestment Act of 2009

As 2008 progressed, the United States slid into what has been described by economic and financial analysts as a “recession.” Reductions in business and consumer spending impact our primary client base — education and local government customers — by reducing their revenues from sales tax. Reductions in property values can impact our clients through reductions in property taxes. Such reductions have the potential to decrease the amount of funds available for the software and technology solutions CSI provides. Some projects, such as new construction, may have funds available through previous bond raising activities, while other projects may not have such funding.

As a result of the impact of the recession on our customers, in recent months we have seen a moderate increase in the amount of projects postponed or changed as a result of customer budget cuts. However, a potential indicator of ongoing business health — the value of quoting activity and incoming service orders received — in the first quarter has exceeded modestly that of the prior year. Additionally, due to our acquisition activity we now have a greater geographic region and larger number of potential customers to sell into than at any point in our past history. Our financial results, including revenues and profitability, will hinge significantly on the mix between the actual impact from decreased customer budgets and our ability to acquire new accounts and increase penetration in existing accounts. In light of the current economic climate, we cannot predict what impact this change in mix, if any, will have on our financial results.

On February 17, 2009, President Obama signed into law The American Recovery and Reinvestment Act of 2009 (“Recovery Act”). The Recovery Act was an attempt to jumpstart an economic recovery. It included spending for extension of jobless benefits, relief for state government and education budget shortfalls, and funding of specific initiatives, including improving our nation’s infrastructure, expanding educational opportunities and enhancing energy independence. The initiatives and incentives contained in the Recovery Act which relate to the education and local government market space may have a direct, positive impact on our financial results, or may defray the negative impact of budget shortfalls in our customer markets.

Having performed some initial analysis of the Recovery Act, we still cannot be certain what dollars will be available to fund the types of software and technology projects we provide or when those dollars will begin to flow. However, the picture of the funding is becoming clearer. We have learned school districts are actually going to receive several blocks of money: Stabilization funds, Title I and IDEA (Individuals with Disabilities Education Act), E2T2 (Enhancing Education Through Technology), etc. South Carolina amounts below are per tables by state available at the U.S. Department of Education’s www.ed.gov website and are for use over the next two school years. They are provided as an example of the amounts that we may be able to tap into our current, primary geographic coverage area:

•

The Stabilization funds (estimated $694 million for South Carolina) will be passed down from states and are really geared to help offset current budget shortfalls. We do not anticipate these dollars being spent with CSI unless a district has a project for which they lost funding and now have the money to proceed.

•

Title I (and EFIG Grants – estimated $143 million for South Carolina) and IDEA (Part B Grants (Section 611) – estimated $173 million for South Carolina) are both federal programs which districts already participate in. These dollars are to be spent on supplemental programs and some are focused on school innovation. The Title I funds are what we feel will be of greatest significance to us since these funds can be spent for 21st Century Classroom technology. IDEA is geared toward exceptional children. We may be able to tap into some of this fund but Title I is a better option.

•	E2T2 (estimated $9 million for South Carolina) is specifically for technology projects. While E2T2 is a much smaller amount of money than the other blocks, it is still $650 million nationally.

The funds earmarked for the above are available for projects in many states, not just within the primary geographic region we serve. Additionally, we may be subject to increasing competition to provide projects using these funds. Accordingly, we have the potential to benefit most significantly in those geographic areas within our market, or with those technologies we could easily support remotely. Due to the uncertainties as to when the funds will be distributed; where, and how much might be available; what eligible projects we might be able to propose and win; and whether suppliers are capable of meeting the potential increase in demand, we cannot predict what impact, if any, the Recovery Act will have on our financial results.

Due to the uncertainty created by the current economic environment, we have taken precautionary measures to control costs. We have frozen salaries and have reduced our contribution to our 401(k) plan from a dollar for dollar match up to 3%, to a dollar for dollar match up to 1.5%. If our revenues are significantly impacted negatively we may take further actions to reduce costs. These could include employee furloughs, deferral of replacements for personnel attrition, or if not otherwise avoidable, reducing headcount beyond attrition. While we plan to take such actions based on our monitoring of our ongoing results, we cannot predict those results or the timing, number of or dollar impact of cost reduction efforts we may take or the impact such efforts may have on our financial results. Additionally, if our performance is not impacted significantly by the economy and/or the potential benefits of the Recovery Act are significantly positive to our financial results, we may reinstate raises and increase our 401(k) contributions to prior levels. We may also consider reinstating and funding in future periods those increases and contributions which were frozen, reduced or otherwise not paid in prior periods.

General Guidance (Forward-Looking Information)

The impact of the current economic conditions on our customers’ budgets have, we believe, resulted in an extension of our sales closing cycles. The unknowns related to the timing, issuance of and restrictions which may be placed on Stimulus funds, and uncertainty as to the amount each eligible customer may receive, have pushed out the decision-making processes with regard to the funding of technology solutions and services. Due to the lack of knowledge as to what funds will be available for what projects and when, our customers’ ability to make determinations as to the allocation of their funds to projects, investing in opportunities for technology improvement and purchase decisions may be clouded in the short-term. As a result of the delays we believe are connected to these challenges to decision-making with regard to technology funding and related purchase commitments, prior to the end of our first quarter of 2009, we previously disclosed our expectation that our top and bottom line performance for the first quarter of 2009 would be below the same quarter of the prior year and might more closely resemble the fourth quarter of 2008. In fact, these expectations became reality as reflected in our actual first quarter results reported in this Form 10-Q. In addition, we previously projected that the results for our second quarter of 2009 may also be below the prior year as we await the settlement of uncertainties surrounding the Stimulus and as we maintain our operations at a level capable of capitalizing on what we believe is significant potential for upside from the future spending of Stimulus funds. We have received no additional information since that time to change our outlook for and uncertainty as to the potential results for our second quarter. Additionally, at this time we are unable to predict the impact of the economic downturn, the timing and impact of a recovery, if any, or the impact from Stimulus funding for the remainder of the year.

C. Current Challenges and Opportunities of our Business, and Forward-Looking Information

The Current Economic Crisis, Our Response, and the American Recovery and Reinvestment Act of 2009

Due to the current economic environment in the US and its impact on our customers’ budgets and revenues, the opportunity to acquire new customers in an expanded geographic territory following our acquisitions, and the potential impact of the recent American Recovery and Reinvestment Act of 2009, our financial results could be impacted from the combination of these potential risks and opportunities. For a more detailed discussion, see “B. Recent Developments” above.

Bid and Sales Processes and Procedures

Because of our focus on the public sector, many sales opportunities are subject to our having to comply with government bid requirements and other formal proposal processes. Complying with such requirements and processes can result in a significant investment of time and effort that may not result in a sale. We have been implementing procedures to make the bid and sales process more efficient and believe these types of improvements will aid in our ability to maintain competitiveness in the marketplace.

Sarbanes-Oxley Compliance

As a public company we are required to maintain internal controls and processes related to addressing risks which are inherent in financial reporting, in compliance with the Sarbanes-Oxley Act. These controls must also be executed consistently and reviewed and tested for effectiveness on a periodic basis. The implementation, monitoring, testing and remediation of internal controls are a complex and costly endeavor. In the first quarter of 2009 and in the second quarter, prior to the issuance of this report, we completed our review of our control environment and the testing necessary to assure that our controls for the closing cycle covering the financial reporting period ended March 31, 2009, were operating effectively. We concluded that our controls were effective.

We have incurred costs to implement, and will incur additional costs to support ongoing efforts to comply with the Sarbanes-Oxley Act legislation. Our costs to support Sarbanes-Oxley are estimated to be under $500 per year, including both outsourced efforts and internal personnel costs, and our spending on capitalizable items specifically related to Sarbanes-Oxley is under $100 per year. Our actual costs have been in line with these estimates. Due to the ongoing changes in our business, our acquisition strategy and the increasing complexity of reporting requirements and regulations, we can give no assurances that our costs for continuing Sarbanes-Oxley compliance will not increase and our estimates change. Also, we cannot guarantee that we will not in the future identify internal control deficiencies, or that we will be able to remediate any such deficiencies in a timely fashion.

Software Modifications Required by Geographic Expansion

We have achieved the most significant penetration with our lead products in the tri-state area of South Carolina, North Carolina and Georgia. We are now accelerating our efforts to move into surrounding states. To do so, we may have to modify our existing fund accounting programs to accommodate differences in state laws, regulations and taxation. We anticipate needing to make additional investment in software development to accomplish this. However, we plan to make the changes when we have firm orders in an area in an attempt to maximize return on investment as quickly as possible. We are currently converting our programs to the Microsoft .Net programming and SQL database language, but do not yet have all modules ready for release. As a result, some jurisdictional related changes have been made in 2007 and 2008 and may be required to be made in both our current and .Net platforms through 2009 and 2010, when we anticipate the large majority, if not all modules will be converted. The costs of such changes may offset somewhat the positive impact from expanding our geographic reach significantly begun in early 2007 with the acquisition of McAleer.

Conversion of our Accounting+Plus software to Microsoft .Net Programming and SQL Database Language

We have already completed the conversion of the majority of our core accounting, personnel, and K-12 specific modules to Microsoft.Net Programming and SQL database language, with the municipal modules still in progress. The completed modules are in formal beta installations. However, the changes resulting from the formal beta use have been limited. We are prepared to install and have installed the completed modules in select entities which do not have an immediate need for other integrated modules not yet converted. In addition, the completed modules have the functionality necessary to handle school activity funds, such as student clubs, organizations and athletics. We are beginning to look for additional sales opportunities of the completed modules now. We anticipate completing most if not all of the remaining modules throughout 2009 and 2010.

Maintaining Margins

In 2008, we experienced a significant increase in sales of infrastructure solutions including sales of IP Telephony solutions, as well as increased sales of engineering services related to those solutions. Both infrastructure and interactive whiteboard solutions have become subject to increased competition as more product manufacturers have recognized product potential and have entered these markets. Favorably, we did not see a decline in our margins from the Technology solutions segment in 2008. Our margins improved to 16.2% in 2008 from 15.6% in 2007, primarily from an improvement in product mix. In the first quarter of 2009, the margins declined to 31.9% from 45.1% for the first quarter of 2008 due to unfavorable changes in product mix. In order to maintain and improve our margins, we need to continue to search for new and innovative, and initially higher margin, products to augment those that become mature, or we need to increase our revenues or our personnel utilization to achieve greater economies of scale. We also intend to continue our focus on existing higher margin areas such as engineering services and sales of software solutions and related services. While we cannot predict success in achieving these goals, as opportunities arise we take actions to maintain and improve our margins. These include expanding our geographic reach, increasing the size of and reorganizing our sales force to focus on more products backed by product specialists, increasing telemarketing efforts, improving our sales tools, and identifying additional product and service areas. We are focused on increasing margins, but ultimately we are looking to increase profits by leveraging existing and an increasing number of customer relationships by taking advantage of cross-sell opportunities with a variety of products and services. We will work to focus primarily on those customers for whom we can provide ongoing support and higher margin integration and other engineering services.

Additionally in 2008, a considerable percentage of the significant increase in sales of interactive whiteboard solutions related to a select number of large projects, initiated by school districts, involving their implementation of the new technology. Due to the size and nature of these projects, we were able to achieve certain economies of scale that resulted in substantially improved margins and increased gross profits. The challenge in 2009 and future periods will be to secure similar large opportunities or a greater number of smaller implementations. We have therefore developed a strategy focused on both large opportunities and a greater number of smaller opportunities. This strategy includes focusing certain members of our sales team’s efforts specifically on the interactive whiteboard solution product line in an effort to increase market penetration and continue the growth of interactive whiteboard sales. We are also making efforts to take advantage of opportunities which may arise to expand our geographic reach with this product line. Prior to 2008, we were authorized to sell interactive whiteboard products by our partner on an exclusive basis in two states, South Carolina and North Carolina. In early 2008, we entered into an affiliate relationship with another vendor whereby we would participate in the opportunity to sell these solutions in certain counties within the state of Alabama. In early 2009 this was changed to be a direct relationship.

Technology and Software Budgets

While federal, state and local funding can vary from year to year, and technology and software budgets have been challenged during the last few years, we have sensed a steady improvement in the discretionary funds that are available to our potential clients. These discretionary funds, coupled with our clients’ desire to improve or implement technology and software tools into their individual environments, have provided growth for our business. We recognize that future changes in funding could improve or strain technology budgets. For example, the current recession could result in a decline in spending by our educational and local government client base. However, since such spending is generally based on tax revenues and portions of such revenues which do not always correlate immediately or directly with changes in the economy, the impact is generally reduced when compared to the impact on those vendors whose client base consists primarily of private sector businesses. Even so, we cannot predict the impact changes in funding may have on our business.

Creating Synergies with Merger and Acquisition Activity

Part of our strategy to remain competitive and to grow the Company involves taking advantage of acquisition opportunities. While there are many benefits to be gained from a successful acquisition, there are also many financial and operations risks that must be properly addressed in order to create operational synergy and financial benefit. While we may engage outside professionals to assist us with identifying and evaluating potential acquisitions, some members of our management team have limited experience in merger and acquisition activity. Management must be cautious in their evaluation of and expectations from any acquisition target. With any acquisition, we cannot ensure that we are allocating capital to businesses that will increase growth with higher returns and will not require additional capital, or add other strain on our capital resources.

We have identified the criteria listed below, by which we evaluate potential acquisition targets in an effort to gain the synergies necessary for successful growth of the Company:

•	Access to new customers and new geographic markets

•	Protection of our current customer base from competition

•	Removal or reduction of market entry barriers

•	Opportunity to gain operating leverage and increased profit margins

•	Diversification of sales by customer and/or product

•	Improved vendor pricing from increased volume and/or existing vendor relationships

•	Improvements in product/service offerings

•	Protection of and ability to expand mature product lines

•	Ability to attract public capital and increased investor interest

By carefully evaluating these factors we seek to successfully execute our corporate acquisition growth strategy and thereby provide positive operating results and increased return on investment to our stockholders.

Forward-Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Among other things, these statements relate to our financial condition, results of operations and future business plans, operations, opportunities and prospects. In addition, we and our representatives may from time to time make written or oral forward-looking statements, including statements contained in other filings with the Securities and Exchange Commission and in our reports to stockholders. These forward-looking statements are generally identified by the words or phrases “may,” “could,” “should,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “predict,” “project” or words of similar import. These forward-looking statements are based upon our current knowledge and assumptions about future events and involve risks and uncertainties that could cause our actual results, performance or achievements to be materially different from any anticipated results, prospects, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are not guarantees of future performance. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.

We have included risk factors and uncertainties that might cause differences between anticipated and actual future results in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2008. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from our current expectations regarding the relevant matter or subject area. The operations and results of our software and systems integration businesses also may be subject to the effects of other risks and uncertainties, including, but not limited to:

•	a reduction in anticipated sales;

•	an inability to perform customer contracts at anticipated cost levels;

•	our ability to otherwise meet the operating goals established by our business plan;

•	market acceptance of our new software, technology and services offerings;

•	an economic downturn; and

•	changes in the competitive marketplace and/or customer requirements.

D. Critical Accounting Policies and Estimates

Basis of Presentation

Our consolidated financial statements include CSI Technology Resources, Inc., a wholly-owned subsidiary. We use the accrual basis of accounting.

We employ accounting principles generally accepted in the United States (“generally accepted accounting principles” or “GAAP”). GAAP requires us to make estimates, assumptions and judgments and rely on projections of future results of operations and cash flows. Those estimates, assumptions, judgments and projections are an integral part of the financial statements. We base our estimates and assumptions on historical data and other assumptions, which include knowledge and experience with regard to past and current events and assumptions about future events that we believe are reasonable under the circumstances. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities in our financial statements. In addition, they affect the reported amounts of revenues and expenses during the reporting period.

Our judgments are based on our assessment as to the effect certain estimates and assumptions of future trends or events may have on the financial condition and results of operations reported in our financial statements. It is important that an investor understand that actual results could differ materially from these estimates, assumptions, projections and judgments.

Certain accounting policies, methods and estimates are particularly sensitive because of their significance to the financial statements and of the possibility that future events affecting them may differ markedly from management’s current judgments. For a description of our significant accounting policies, see Note 1 contained in the notes to our unaudited consolidated financial statements as of and for the period ended March 31, 2009 included as part of this report. The most critical accounting policies that have a significant impact on the results we report in our consolidated financial statements are discussed below.

Disclosure Regarding Segments

The Company reports its operations under two operating segments: the Software applications segment and the Technology solutions segment. See “A. Introduction – Products and Services” and “– Organization” for more detailed discussions regarding our segments.

Revenue Recognition

Software License Revenues

Software revenues consist principally of fees for licenses of our CSI internally developed software products, services and training. We recognize all software revenue using the residual method in accordance with Statement of Position (“SOP”) 97-2, “Software Revenue Recognition,” as amended by SOP 98-9, “Modification of SOP 97-2, and Software Revenue Recognition with Respect to Certain Transactions.” Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue. If evidence of the vendor specific fair value of one or more undelivered elements does not exist, revenues are deferred and recognized when delivery of those elements occurs or when fair value can be established. Company-specific objective evidence of fair value of maintenance and other services is based on our customary pricing for such maintenance and/or services when sold separately. At the outset of the arrangement with the customer, we defer revenue for the fair value of its undelivered elements (e.g., maintenance, consulting and training) and recognize revenue for the remainder of the arrangement fee attributable to the elements initially delivered in the arrangement (e.g., software product) when the basic criteria in SOP 97-2 have been met. If such evidence of fair value for each undelivered element of the arrangement does not exist, we defer all revenue from the arrangement until such time that evidence of fair value does exist or until all elements of the arrangement are delivered.

Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred, (iii) the fee is fixed or determinable, (iv) collectability is probable and (v) the arrangement does not require services that are essential to the functionality of the software.

Persuasive evidence of an arrangement exists. We determine that persuasive evidence of an arrangement exists with respect to a customer when we have a written contract, which is signed by both us and the customer, or a purchase order from the customer when the customer has previously executed a standard license arrangement with us.

Delivery has occurred. Our software may be either physically or electronically delivered to the customer. We determine that delivery has occurred upon shipment of the software pursuant to the billing terms of the agreement or when the software is made available to the customer through electronic delivery.

The fee is fixed or determinable. If at the outset of the customer engagement we determine that the fee is not fixed or determinable, we recognize revenue when the fee becomes due and payable.

Collectability is probable. We determine whether collectability is probable on a case-by-case basis. When assessing probability of collection, we consider the number of years in business, history of collection, and product acceptance for each customer. We typically sell to customers for whom there is a history of successful collection. However, collection cannot be assured.

We allocate revenue on software arrangements involving multiple elements to each element based on the relative fair value of each element. Our determination of the fair value of each element in multiple-element arrangements is based on vendor-specific objective evidence (“VSOE”). We align our assessment of VSOE for each element to the price charged when the same element is sold separately. We have analyzed all of the elements included in our multiple-element arrangements and determined that we have sufficient VSOE to allocate revenue to the maintenance, support and professional services components of our perpetual license arrangements. We sell our professional services separately, and have established VSOE for professional services on that basis. VSOE for maintenance and support is determined based upon the customer’s annual renewal rates for these elements. Accordingly, assuming that all other revenue recognition criteria are met, we recognize revenue from perpetual licenses upon delivery using the residual method in accordance with SOP 98-9.

Our software products are fully functional upon delivery and implementation and do not require any significant modification or alteration of products for customer use.

We expense all manufacturing, packaging and distribution costs associated with software license sales as cost of license revenues.

Computer Hardware Sales Revenues

Revenue related to hardware sales is recognized when: (a) we have a written sales agreement; (b) delivery has occurred; (c) the price is fixed or determinable; (d) collectability is reasonably assured; (e) the product delivered is standard product with historically demonstrated acceptance; and (f) there is no unique customer acceptance provision or payment tied to acceptance or an undelivered element significant to the functionality of the system. Generally, payment terms are net 30 days from shipment. When sales to a customer involve multiple elements, revenue is recognized on the delivered element provided that (1) the undelivered element is a standard product, (2) there is a history of acceptance on the product with the customer and (3) the undelivered element is not essential to the customer’s application. Revenue related to spare parts is recognized on shipment. Shipping and handling charges to customers are included in revenues. Shipping and handling costs incurred by the Company are included in cost of sales.

Technology revenues are generated primarily from the sale of hardware. In accordance with Emerging Issues Task Force (“EITF”) 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” we record revenues as net when we serve as an agent. In these circumstances, our supplier pays a commission to us but acts as the primary obligor in a transaction and we record only the commission in revenues. We record revenues as gross (generally cost of merchandise plus margin) when we serve as a principal whereby we act as the primary obligor in a transaction, have the latitude for establishing pricing and retain all the credit risk associated with such transaction.

Long-term Payment Arrangements

Our primary customer base consists of local government and education entities whose source of funding (local taxes and federal funding) is generally assured; accordingly the risk of uncollectability is lower than that of businesses selling primarily to non-government entities. The Company has an ongoing practice of providing financing for certain purchases under notes receivable or long term leases typically ranging from 3 to 5 years, subject to review of its exposure under such facilities and cash flow availability or needs at the time of such purchases. Such amounts have not constituted a significant portion of its account balances, and the Company has historically never experienced a default under such arrangements. The Company recognizes revenue under these arrangements when the criteria noted under Software License Revenues and Computer Hardware Sales Revenues above is met, in accordance with SOP 97-2, as amended by SOP 98-9.

Service/Support Revenues

Services revenues consist of professional services and maintenance fees from software and hardware maintenance agreements. Maintenance agreements are typically priced based on a percentage of the product license fee or hardware cost and have a one-year term, renewable annually. Services provided to customers under maintenance agreements may include technical product support and unspecified software upgrades. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Deferred revenues from advanced payments for maintenance agreements are recognized ratably over the term of the agreement, which is typically one year.

Warranties

Our suppliers generally warrant the products distributed by us and allow returns of defective products, including those that have been returned to us by its customers. We do not independently warrant the products we distribute, but we do warrant our services with regard to products that we configure for our customers and products that we build from components purchased from other sources. Warranty expense is not material to our financial statements.

Long-lived Assets

Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expenses as incurred.

We continually evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of.” When factors indicate that long-lived assets should be evaluated for possible impairment, we use an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows exceed the carrying value of the asset, a loss is recorded as the excess of the asset’s carrying value over fair value.

Depreciation

Depreciation of property and equipment is provided using the straight-line method over the estimated useful lives of such property and equipment.

Computer Software Costs and Amortization

Computer software costs consist of internal software production costs and purchased software costs capitalized under the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.”

Costs in the research and development of new software products where the technological feasibility is unknown and enhancements which do not prolong the software life or otherwise increase its value are expensed as incurred. Capitalized computer software costs are amortized over the economic life of the product, generally three to four years, using the straight-line method. Much of our software development efforts related to our fund accounting and lesson planning products focus on the implementation of known technological capabilities applied to common business processes to enhance our existing products. Historically, through our software solutions segment, prior to 2009, we spent material efforts on technological innovation for which the feasibility has been unknown. However, as a result of our acquisition of the more complex Version3 products in the latter part of 2008, and related to efforts to expand those and develop additional product offerings where the technological feasibility is not readily known we are now increasing our efforts toward research and development and record the costs of such efforts separately, as research and development, on the face of our financial statements.

Goodwill and Other Intangible Assets

The Company follows SFAS No. 142, “Goodwill and Other Intangible Assets,” in our accounting and reporting for other intangible assets.

SFAS No. 142 eliminates the requirement to amortize intangible assets with an indefinite life, addresses the amortization of intangible assets with a defined life, and addresses impairment testing and recognition indefinite-lived intangible assets. In accordance with SFAS No. 142, we do not amortize indefinite-lived intangible assets (e.g., corporate trademarks for which planned use is indefinite). We evaluate the remaining useful life of intangible assets that are not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, we amortize the intangible asset prospectively over its remaining estimated useful life. Amortizable intangible assets (e.g., product trademarks) are amortized on a straight-line basis over six years or the life of the product, whichever is shorter.

In addition, as required under SFAS No. 142, we perform annual tests for impairment of our indefinite-lived intangible assets. Our indefinite-lived intangible assets consist of values assigned to certain trademarks and other intangibles we have developed or acquired.

Stock Based Compensation

The Company has a stock based compensation plan, the 2005 Incentive Compensation Plan. The Company accounts for stock based compensation using the fair value method prescribed in SFAS No. 123R, “Share-Based Payment,” and related interpretations, which the Company adopted in 2006 using the modified prospective method. The Company utilizes the Black-Scholes model to estimate the fair value of the shares granted.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due or refundable plus deferred income tax assets and liabilities. Deferred income tax assets and liabilities are recorded to recognize the income tax effect of the temporary differences in the method of reporting various items of income and expenses for financial reporting purposes and income tax purposes. The deferred income tax assets and liabilities at the end of the year are determined using the statutory tax rates expected to be in effect when the taxes are actually due or refundable.

The Company recognizes the impact of tax positions in the financial statements if those positions will more likely than not be sustained on audit, based on the technical merit of the position, as prescribed in FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 provides specific guidance on the financial statement recognition, measurement, reporting and disclosure of uncertain tax positions taken or expected to be taken in a tax return.

Related Party Transactions and Off-Balance Sheet Arrangements

We have not entered into any significant transactions with related parties other than the issuance of subordinated debt to certain executive officers and shareholders and payments described in Note 5 to our unaudited financial statements for the period ended March 31, 2009 and under “—G. Liquidity and Capital Resources” below. We do not use off-balance-sheet arrangements with unconsolidated related parties, nor do we use other forms of off-balance-sheet arrangements such as research and development arrangements.

E. Recent Accounting Pronouncements

The following is a summary of recent authoritative pronouncements that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In April 2009, The FASB issued Staff Position (FSP) No. 107-1, “Interim Disclosures about Fair Value of Financial Instruments.” The final FSP amends FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This FSP also amends APB Opinion No. 28, “Interim Financial Reporting.” to require those disclosures in summarized financial information at interim reporting periods. The FSP shall be effective for interim reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. We are currently evaluating the effect of FSP FAS No. 107-1 will have on our financial statements.

In April 2009, the FASB issued Staff Position No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” The final FSP provides additional guidance for estimating fair value in accordance with FASB Statement No. 157, “Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. This FSP also includes guidance on identifying circumstances that indicate a transaction is not orderly. This FSP shall be effective for interim and annual reporting periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009, and shall be applied prospectively. We are currently evaluating the effect the adoption of SFAS No. 161 will have on our financial statements.

In April 2009, the FASB issued Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies.” The FSP amends and clarifies FASB Statement No. 141 (revised 2007), “Business Combinations” to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The FSP shall be effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will assess the impact of FSP No. FAS 141(R)-1 if and when a future acquisition occurs.

In May 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles in the United States for non-governmental entities. SFAS No. 162 is effective 60 days following approval by the U.S. Securities and Exchange Commission (“SEC”) of the Public Company Accounting Oversight Board’s amendments to AU Section 411, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.” The Company does not expect SFAS No. 162 to have a material impact on the preparation of its financial statements.

In April 2008, the FASB issued FASB Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” The final FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” The FSP is intended to improve the consistency between the useful life of an intangible asset determined under SFAS No. 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (revised 2007), “Business Combinations,” and other US generally accepted accounting principles. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact FSP 142-3 will have on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable financial statement users to better understand the effects of derivatives and hedging on an entity’s financial position, financial performance and cash flows. The provisions of SFAS No. 161 are effective for interim periods and fiscal years beginning after November 15, 2008. We are currently evaluating the effect the adoption of SFAS No. 161 will have on our Consolidated Financial Statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

F. Financial Performance

All numbers stated in thousands, except per share data and where specifically noted in millions.

Overview

Our revenues decreased $3.2 million or 26% to $8.9 million for the first quarter of 2009 compared to the same period of the prior year. The revenue decrease was due to a $3.5 million or 38% decrease in technology sales primarily from decreased sales of interactive classroom and infrastructure solutions, being offset by a $0.3 million or 9% growth in software from increased support revenues. These technology sales decreases were partially offset by increased personal computer sales and related third-party commissions, infrastructure services and technical support agreements. Of the $0.3 million increase in software sales for the first quarter 2009, the new addition of the CSI-Greensboro and Version3 operations added $0.2 million each. The increase in software sales was offset by a decrease in the ongoing CSI-Easley and Mobile software operations of $0.1 million, driven by a decrease in new software sales exceeding increases in recurring support and software-as-a-service revenues ongoing.

Gross profit for the first quarter of 2009 decreased by $1.2 million, or 41%, to $1.8 million. The decrease was due to a decline in volume and margins in both the technology and software segments. The decline in new software sales volume in the software segment and solutions sales and related installation revenues in the technology segment coupled with a significant portion of personnel costs being fixed resulted in declining profit and margins. We took cost reduction measures in the first quarter including freezing raises, reducing our 401(k) benefit plan contributions by half, and increasing scrutiny over personnel additions. Due to the significant increase in business which occurs in the second and third quarters of our fiscal year and the potential for increases from the economic stimulus by the federal government, we did not initiate formal headcount reductions; however, the use of third party outsourcing was reduced. The decline in margin in the software segment was also impacted by the acquisitions which have historically maintained margins lower than that of our ongoing operations. Also contributing to the decline in gross profit were increased amortization in connection with the write-up of products acquired in the CSI-Greensboro and Version3 acquisitions to their fair market values, and reductions in the amount of development costs capitalized, with more labor efforts expended by developers to address quality assurance areas with an increasing number of installations of our Microsoft .Net and SQL version of our financial accounting software.

Operating income for the first quarter of 2009 decreased 207% from the same period in the prior year, declining $1.7 million to an operating loss of $0.9 million. The decrease came from the decline in gross profit. However increased operating expenses in the technology segment, primarily from the expansion of technology sales efforts in the acquired Alabama region and from increased operating expenses in the software segment with the acquired CSI-Greensboro and Version3 operations, also contributed to the operating loss. Operating expenses also increased with expanded marketing efforts to the broader acquired geographic footprint and to remind customers of our ability to assist with new projects that may be introduced or accelerated as a result of stimulus monies made available.

Consolidated Results of Operations for the Three Months Ended March 31, 2009 and 2008

	Three Months Ended
	March 31, 2009	March 31, 2008	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$8,877	$12,063	$(3,186)
GROSS PROFIT	1,782	3,024	(1,242)
OPERATING (LOSS) INCOME	(886)	825	(1,711)

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME
Gross Profit:
Sales			$(3,186)
Cost of sales excluding depreciation, amortization, and capitalization			2,069
Depreciation and amortization			(77)
Capitalization of software costs			(48)

			(1,242)

Operating Expenses:
Research and development costs			(91)
Selling costs			(373)
Marketing costs			(116)
Professional and legal compliance, and litigation related costs			3
Stock based compensation			1
Acquisition expenses			23
Depreciation and amortization			(58)
Other general and administrative expenses			142

			$(1,711)

Revenues

Total revenues in the first quarter of 2009 decreased $3.2 million or 26% in comparison with the first quarter of 2008 to $8.9 million. This net decrease included a $3.5 million decrease in hardware sales and installation services through the Technology solutions segment, primarily from decreased sales of interactive classroom and infrastructure solutions, offset by a $0.3 million increase in software, primarily from increased recurring support revenues. Included in the software segment results were increased sales of $0.2 million from the CSI-Greensboro acquisition and $0.2 million from the Version3 acquisition, partially offset by a $0.1 million decrease in that segment primarily from decreased new software sales by the ongoing software operations.

Gross Profit

Gross profit in the first quarter of 2009 decreased $1.2 million or 41% in comparison with the first quarter of 2008 to $1.8 million. The decrease was due to a decline in the volume and margins in both the technology and software segments. The decline in new software sales volume in the software segment and solutions sales and related installation revenues in the technology segment coupled with a significant portion of personnel costs being fixed resulted in declining profit and margins. We took cost reduction measures in the first quarter including freezing raises, reducing our 401(k) benefit plan contributions by half, and increasing scrutiny over personnel additions. Due to the significant increase in business which occurs in the second and third quarters of our fiscal year and the potential for increases from the economic stimulus by the federal government, we did not initiate headcount reductions; however the use of third party outsourcing was reduced. The decline in margin in the software segment was also impacted by the acquisitions which have historically maintained margins lower than that of our ongoing operations. Increased amortization in connection with the write-up of products acquired in prior year acquisitions to their fair market values, and reductions in the amount of development costs capitalized, with more labor efforts expended by developers to address quality assurance areas with an increasing number of installations of our Microsoft .Net and SQL version of our financial accounting software, also contributed to the decline in gross profit.

Operating Expenses

Operating expenses increased approximately $0.5 million, or 21%, in the first quarter of 2009 compared to the first quarter of 2008. The above table analyzes the major items that account for this increase. The majority of the increase came primarily from increased salaries, wages and benefits and travel costs in selling expenses from the addition of the acquired operations of CSI-Greensboro and Version3 and increased technology sales efforts in the Alabama region added in the 2007 software acquisition of CSI-Mobile. Acquisitions also drove depreciation and amortization higher from the write-up of acquired assets to fair values. Increased marketing investments were made to increase penetration into the broader geographic footprint as a result of acquisitions and to remind customers of our ability to assist with new projects that may be introduced or accelerated as a result of stimulus monies made available. Other general and administrative expenses declined primarily because a company-wide bonus accrual was made in the prior year, but none was recorded in the current year in light of the challenging economy and its impact on our operations resulting in an operating loss for the quarter. The increased operating costs resulted in a decrease in operating income of $1.7 million or 207% compared to the prior year’s first quarter to a $0.9 million operating loss, driven by the continued investment in technology selling efforts and impact from acquisitions made for, in the opinion of management, improved long-term performance.

Segment Information

CSI is organized into the two segments: Software applications and Technology solutions.

Software applications segment

Through our Software applications segment, we develop, sell, deploy and provide ongoing support of proprietary software applications.

	Three Months Ended
	March 31, 2009	March 31, 2008	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$3,321	$3,058	$263
GROSS PROFIT	1,058	1,380	(322)
OPERATING (LOSS) INCOME	(359)	377	(736)

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME
Gross Profit:
Sales			$263
Cost of sales excluding depreciation, amortization, and capitalization			(458)
Depreciation and amortization			(79)
Capitalization of software costs			(48)

			(322)

Operating Expenses:
Research and development costs			(91)
Selling costs			(212)
Marketing costs			(68)
Depreciation and amortization			(61)
Other general and administrative expenses			18

			$(736)

Revenues improved by $0.3 million, or 9%, from increased support. Of the increase, the acquisition of the CSI-Greensboro and Version3 operations added $0.4 million partially offset by a decrease of $0.1 million from ongoing operations, primarily as a result of lower new software sales.

More than 80% of the increase in cost of sales came from the addition of the CSI-Greensboro and Version3 operations. Increased amortization expense and increased salaries, wages and benefits related to the support for the .Net Microsoft SQL (application programming language and database) conversion effort, and for increased installation and training efforts, and amortization of developed software assets purchased in the acquisitions also contributed to the increase in cost of sales. The gross margin for the first quarter of 2009 was 31.9% compared to 45.1% in the prior year’s first quarter. The decrease in the margin was due to lower new software sales from ongoing operations coupled with the increased expenses noted above and the addition of the prior year’s acquisitions with historically lower margins than our ongoing operations.

Operating expenses increased primarily from the addition of operating expenses of the prior year’s acquired operations, partially offset by a decrease in the company-wide bonus accrual. The segment experienced a decrease in operating income of 195% due primarily to a $0.5 million reduction from the initial absorption of the Version3 operations purchased shortly prior to the economic downturn. As a result of the economic downtown, returns on the investment in Version3 have not been realized as quickly as projected on acquisition. The Version3 operations are expected to generate improved performance as economies of scale are gained through the broader CSI distribution efforts being made over the next few quarters, and as the economy recovers.

Technology solutions segment

Through our Technology solutions segment, we provide technology solutions through the sales and distribution of computers and accessories and offer a wide range of technology consulting services, including network and systems integration and computer support and maintenance services.

	Three Months Ended
	March 31, 2009	March 31, 2008	Increase (Decrease)
NET SALES AND SERVICE REVENUE	$5,556	$9,005	$(3,449)
GROSS PROFIT	724	1,644	(920)
OPERATING (LOSS) INCOME	(429)	573	(1,002)

SIGNIFICANT ITEMS THAT INCREASED (DECREASED) OPERATING INCOME
Gross Profit:
Sales			$(3,449)
Cost of sales excluding depreciation, amortization, and capitalization			2,527
Depreciation and amortization			2

			(920)

Operating Expenses:
Selling costs			(161)
Marketing costs			(48)
Depreciation and amortization			3
Other general and administrative expenses			124

			$(1,002)

Technology revenues decreased from first quarter 2008 by $3.5 million, or 38%. The decrease in new hardware sales was attributed to a decrease in interactive whiteboard and infrastructure solutions sales, partially offset by an increase in personal computer sales and related third party commissions, infrastructure services and support.

The decrease in sales was accompanied by a decrease in cost of sales for the related products. However insufficient revenues to improve the ratio to fix costs and unfavorable changes in product mix reduced the margins from 18.3% in the prior year’s first quarter to 13.0% in the first quarter of 2009.

The increase in operating expenses from selling salaries and wages, travel and mobile and marketing costs was related primarily to increased sales and marketing efforts across a broader geographic area. These increases were partially offset by reduced other general and administrative expenses, primarily from a decrease in the accrual for company-wide bonuses. The increased operating costs resulted in a 175% decrease in segment operating income compared to the prior year’s first quarter.

The following tables summarize information about segment profit and loss for the quarters ended March 31, 2009 and 2008.

	Software Applications	Technology Solutions	Total Company
Three months ended March 31, 2009:
Net sales and service revenue	$3,321	$5,556	$8,877
Gross profit	1,058	724	1,782
Segment loss	(359)	(429)	(	*)
Segment assets	11,905	8,029	19,934

Three months ended March 31, 2008:
Net sales and service revenue	$3,058	$9,005	$12,063
Gross profit	1,380	1,644	3,024
Segment income	377	573	(	*)
Segment assets	8,722	8,557	17,279

*	See reconciliation below

Reconciliation of Segment (loss) income (non-GAAP measure) to operating (loss) income per consolidated Statements of Operations (GAAP measure):

	Three Months Ended
	March 31, 2009	March 31, 2008
Segment (loss) income:
Software applications segment	$(359)	$377
Technology solutions segment	(429)	573

TOTAL SEGMENT (LOSS) INCOME	(788)	950

Less: merger-related and compliance costs
Stock compensation – non-cash	(2)	(5)
Acquisition costs	(1)	(24)
Professional and legal compliance and litigation related costs	(95)	(96)

OPERATING (LOSS) INCOME Per Consolidated Statement of Operations	$(886)	$825

Interest and Other Income and Expenses

Interest expense decreased in the first quarter of 2009 compared to the first quarter of 2008 by $19, or 14%, due primarily to more favorable interest rates on borrowings than in the prior year.

Income Taxes

Income taxes decreased by $0.6 million or 233%, in the first quarter of 2009 compared to the first quarter of 2008. The decrease was due primarily to the decrease in pre-tax income from reduced operating income, and due to an unfavorable change in the effective tax rate from increased non-deductible items such as travel and mobile, when compared to the prior year.

Net Income (Loss) and Earnings (Loss) per Share

Net income decreased to a net loss of $0.7 million for the first quarter of the current year, down $1.1 million or 252% over the same period of the prior year. The decrease resulted from the decrease in operating income, primarily from the decreased revenues and increased expenses for investment toward deeper penetration of CSI’s expanded geographic footprint and the delay in realizing a benefit from the Version3 acquisition.

Basic earnings per share declined from $0.09 in the first quarter 2008 to a basic loss per share of $(0.10) in the first quarter of 2009, primarily due to the decline in net income, and an increase in the number of basic shares outstanding following the issuance of common stock for acquisitions in 2008. Diluted earnings per share decreased from $0.03 in the first quarter of 2008 to a basic loss per share of $(0.10) in the first quarter of 2009 for the same reasons basic earnings per share declined. Basic and diluted loss per share were the same value per share for 2009 due to the antidilutive impact of a net loss on the calculation of earnings (loss) per share.

G. Liquidity and Capital Resources

Our strategic plan includes the expansion of the Company both organically and through acquisitions. Due to the long-term nature of investments in acquisitions and other financial needs to support organic growth, including working capital, we expect our long-term and working capital needs to periodically exceed the short-term fluctuations in cash flow from operations. Accordingly, we use debt and equity vehicles in addition to cash flow from operations to fund our growth and working capital needs. Currently our funds for working capital are provided under our $7.0 million revolving line of credit (temporarily increased to $8.0 million in the fall of 2008, then reduced again to $7.0 million, in the winter of 2008).

Events Impacting Liquidity and Capital Resources

Acquisitions

On March 31, 2008, CSI consummated the acquisition, effective April 1, 2008, of substantially all the assets and business operations of ICS. The total purchase price was $1.3 million in cash, and the issuance by the Company of 209 shares of the Company’s common stock. We assumed $50 of liabilities of ICS.

Effective August 14, 2008, we acquired substantially all the assets and business operations of Version3. The total purchase price was $0.2 million in cash and the issuance of 2,153 shares of the Company’s common stock, and we assumed $88 of liabilities of Version3. The cash portion of the purchase prices were paid at closing with a draw on our line of credit facility.

Our utilization of draws under our bank revolver to fund the cash portion of the purchase price of the acquisitions has reduced our availability under the facility. Increased working capital requirements as a result of anticipated sales growth could put pressure on the adequacy of our bank revolving credit facility. Accordingly, we continue to evaluate other funding options, as discussed below under “—Future Capital Needs—Factors Affecting Capital Needs and Resources.”

Cash Flows

For the three months ended March 31, 2009 and 2008 the Company had no significant increase in cash and cash equivalents with no significant cash on hand. Since the time of the reverse merger in 2005 the Company has operated in most periods without cash and in reliance on a revolving line of credit facility to fund its day to day working capital needs and acquisition activities.

Cash from Operating Activities

Cash provided by operating activities totaled $4.6 million in the first three months of 2009 compared to cash provided by operating activities of $1.2 million in the first three months of 2008. The increase, $3.4 million, was due primarily to significant collection activity in the first quarter of 2009 compared to that of 2008. Collections were slower at the end of 2008 due to slower collections on hardware from payments made following installations for more solutions sold as bundled projects, and increased work in connection with the E-Rate program of the Schools and Libraries Division of the Federal Government (which typically has a longer collection cycle). Accordingly the balance in receivables was much higher at the beginning of the current year quarter than that of the prior year, resulting in significantly more collections in the first quarter of 2009.

Significant changes since year end to balance sheet items related to operating activities are as follows:

Decreases in the consolidated balance sheet line items for accounts receivable were a result of the increased collections since the year end. The increase in inventories was due to the increased commitment for interactive whiteboard products to take advantage of volume purchase discounts. Accounts payable increased due to receiving inventory for volume purchase discounts. Deferred revenue decreased due to fewer billings for support agreements being deferred than at December 31, since the most significant portion of agreements are billed with either a July 1 or January 1 start date.

Cash from Investing Activities

Cash used for investing activities totaled $0.4 million in the first three months of 2009 compared to $1.8 million in the first three months of 2008. The decrease of $1.4 million was due primarily to their being no payments for acquisitions in the first quarter of 2009, compared to a payment on March 31, 2008 for the acquisition, effective April 1, 2008, of ICS. A decrease in property and equipment purchases and capitalization of software costs also contributed to the decrease. On the balance sheet, since year end 2008, property and equipment, capitalized software costs, goodwill and other intangible assets all remained relatively flat with no acquisition activity for new operations and the acquisition of property and equipment and capitalization of computer software costs being substantially offset by ongoing depreciation and amortization.

Cash from Financing Activities

Cash used for financing activities totaled $4.2 million in the first three months of 2009 compared to cash provided of $0.6 million in the first three months of 2008. The increase in cash used of $4.8 million was due to the increased collections on receivables which were used to pay down our revolving loan facility. Also contributing to the increase were larger repayments on notes payable from our increase in our equipment facility accomplished in the prior year. We increased the longer-term equipment facility to pay down the balance on our revolving facility and thereby provide more availability under that resource, regularly used to fund shorter-term working capital needs.

Non-GAAP Financial Measures: EBITDA and Adjusted EBITDA

Three Month Periods Ended March 31, 2009 and 2008

EBITDA decreased 125% or $1.6 million to a negative EBITDA of $0.3 million for the three months ended March 31, 2009 compared to EBITDA of $1.3 million reported for the same period in 2008. The decrease in EBITDA was primarily due to the decrease in net income over the prior year after adding back the related tax effects on the decreases in net income. Adjusted (financing) EBITDA for the quarter ended March 31, 2009 also decreased by 125%, or $1.6 million, to a negative EBITDA of $0.3 million compared to $1.3 million for the prior year for the same reason as the change in EBITDA.

Explanation and Reconciliation of EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure used by management, lenders and certain investors as a supplemental measure in the evaluation of some aspects of a corporation’s financial position and core operating performance. Investors sometimes use EBITDA as it allows for some level of comparability of profitability trends between those businesses differing as to capital structure and capital intensity by removing the impacts of depreciation and amortization. EBITDA also does not include changes in major working capital items such as receivables, inventory and payables, which can also indicate a significant need for, or source of, cash. Since decisions regarding capital investment and financing and changes in working capital components can have a significant impact on cash flow, EBITDA is not a good indicator of a business’s cash flows. We use EBITDA for evaluating the relative underlying performance of the Company’s core operations and for planning purposes, including a review of this indicator and discussion of potential targets in the preparation of annual operating budgets. We calculate EBITDA by adjusting net income or loss to exclude net interest expense, income tax expense or benefit, depreciation and amortization, thus the term “Earnings Before Interest, Taxes, Depreciation and Amortization” and the acronym “EBITDA.”

EBITDA is presented as additional information because management believes it to be a useful supplemental analytic measure of financial performance of our core business, and as it is frequently requested by sophisticated investors. However, management recognizes it is no substitute for GAAP measures and should not be relied upon as an indicator of financial performance separate from GAAP measures (as discussed further below).

“Adjusted EBITDA” or “Financing EBITDA” is a non-GAAP financial measure used in our calculation and determination of compliance with debt covenants related to our bank credit facilities. Adjusted EBITDA is also used as a representation as to how EBITDA might be adjusted by potential lenders for financing decisions and our ability to service debt. However, such decisions would not exclude those other items impacting cash flow which are excluded from EBITDA, as noted above. Adjusted EBITDA is defined as net income or loss adjusted for net interest expense, income tax expense or benefit, depreciation, amortization, and also certain additional items allowed to be excluded from our debt covenant calculation including other non-cash items such as operating non-cash compensation expense (such as stock-based compensation), and the Company’s initial reorganization or restructuring related costs, unrealized gain or loss on financial instrument (non-cash related) and gain or loss on the disposal of fixed assets. While we evaluate the Company’s performance against debt covenants on this basis, investors should not presume the excluded items to be one-time costs. If the Company were to enter into additional capital transactions, for example, in connection with a significant acquisition or merger, similar costs could reoccur. In addition, the ongoing impact of those costs would be considered in, and potential financings based on, projections of future operating performance which would include the impact of financing such costs.

We believe the presentation of Adjusted EBITDA is important as an indicator of our ability to obtain additional financing for the business, not only for working capital purposes, but particularly as acquisitions are anticipated as a part of our growth strategy. Accordingly, a significant part of our success may rely on our ability to finance acquisitions.

When evaluating EBITDA and Adjusted EBITDA, investors should consider, among other things, increasing and decreasing trends in both measures and how they compare to levels of debt and interest expense, ongoing investing activities, other financing activities and changes in working capital needs. Moreover, these measures should not be construed as alternatives to net income (as an indicator of operating performance) or cash flows (as a measure of liquidity) as determined in accordance with GAAP.

While some investors use EBITDA to compare between companies with different investment and capital structures, all companies do not calculate EBITDA or Adjusted EBITDA in the same manner. Accordingly, the EBITDA and Adjusted EBITDA measures presented below may not be comparable to similarly titled measures of other companies.

A reconciliation of Net Income reported under GAAP to EBITDA and Adjusted (Financing) EBITDA is provided below:

	Three Months Ended
	March 31, 2009	March 31, 2008
Reconciliation of net (loss) income per GAAP to EBITDA and Adjusted (Financing) EBITDA:
Net (loss) income per GAAP	$(650)	$428
Adjustments:
Income tax (benefit) expense	(353)	265
Interest expense, net	113	132
Depreciation and amortization of property and equipment and intangible assets (excluding Software development)	220	159
Amortization of software development costs	358	284

EBITDA	$(312)	$1,268

Adjustments to EBITDA to exclude those items excluded in loan covenant calculations:
Stock based compensation (non-cash portion)	2	5

Adjusted (Financing) EBITDA	$(310)	$1,273

Credit Arrangements

Credit Facilities

Prior to our going public through the reverse merger, we funded operations through cash flow from operations. In our 2005 reverse merger, which took the CSI operations public, substantially all of our cash was distributed to the founders in exchange for ownership. Due to continued acquisition activity and the recapitalization of the Company in connection with going public through a reverse merger, the Company frequently has no excess cash and relies on its $7.0 million line of credit facility with its bank (temporarily increased to $8.0 million through November 30, or through the collection cycle for the seasonally high business in mid-year) to fund its working capital and other funding needs. Accordingly, we now use primarily our working capital facility and term loans to fund our operations. We also use other debt to finance our needs, as described below. See the notes to our unaudited consolidated financial statements included herein for more details.

Our current credit facilities consist of:

•	$7.0 million revolving line of credit, of which $1.6 million was drawn and $5.4 million available at March 31, 2009, which bears interest at LIBOR plus 2.5% and matures June 30, 2010;

•

$1.0 million equipment note, of which approximately $0.9 million was outstanding at March 31, 2009, which bears interest at LIBOR plus 2.5%, and has a three year amortization maturing in November 2010;

•

$2.3 million in subordinated notes to Barron Partners LP (“Barron”) and the five founding shareholders, of which $2.0 million remained outstanding at March 31, 2009, which bear interest at 15% and mature August 30, 2009. In order to conserve capital and borrowing capacity, we refrained from repaying the $2.3 million in subordinated notes upon their initial maturity in May 2006. The note holders have cooperated with our deferral of repayment, which, along with details of subsequent payment activity, is discussed further below under “—Future Capital Needs—Subordinated Promissory Notes.”

Future Capital Needs

Set forth below are factors which management believes could have a significant impact on our future cash and capital needs and resources.

Ongoing capital resources depend on a variety of factors, including:

•	$5.4 million available to our operations at March 31, 2009, under our line of credit;

•	burden of professional and legal compliance costs;

•	the anticipated level of capital expenditures for 2009 of $721 ($162 expended through March 31, 2009);

•	software development costs of approximately $1.0 million;

•	our scheduled debt service;

•	continued cooperation as to the deferral of payments on our subordinated debt;

•	potential future acquisitions; and

•	potential capital inflow from warrant exercises and the possibility that warrant exercises and related proceeds may not be fully realized.

The above items are described in more detail below.

Credit Facilities. Absent a significant cash inflow from the cash exercise of the warrants or otherwise, and in light of our growth and acquisition strategy, for the foreseeable future we will rely on a line of credit and borrowing facilities.

While we have drawn on our line significantly and paid it down from time to time, we cannot guarantee that cash flow from operations will be sufficient to repay our line of credit facility at the time it is due and adequately fund our growing working capital needs. In the alternative, we would attempt to refinance the credit facility with another lender. Although management currently believes that our existing lender will agree to a renewal of the facility, there can be no assurance that our bank will in fact do so or that replacement financing could be procured by us on favorable terms or at all. Further, any failure to repay or restructure the subordinated notes, or to maintain the cooperation of the holders of such notes, could negatively impact our ability to renew our existing bank credit facility or procure a replacement. Without such a credit facility, we believe that our ability to fund our business operations, including providing sufficient working capital to fund sales growth, could be adversely affected.

Expected cash flow from operations. In addition to financing sources, our operating cash flow is a significant source for us to meet our future capital needs. Our ability to generate sufficient operating cash flow is dependent upon, among other things:

•	the amount of revenue we are able to generate and collect from our customers;

•	the amount of operating expenses required to provide our services;

•	the cost of acquiring and retaining customers; and

•	our ability to continue to grow our customer base.

Our cash flow from operations has been reasonably strong over the past couple years and through the current quarter, as we have improved our annual earnings and have had sufficient availability under our line of credit to support our working capital needs and fund acquisitions. Two of the three acquisitions have serviced the borrowings made to purchase them, and the third was purchased primarily with shares of our stock. Our greatest risk to cash flows at this time is the potential continuing impact of the current economic downturn, potentially mitigated by the potential for stimulus funding to our customer base. Additionally, we have not paid our subordinated debt when it has come due, but rather used funds that would have been available to do so, to fund our acquisitions and working capital needs. While we believe our existing facility commitments, including our line of credit are sufficient to provide working capital in the short-term, this assessment does not take into account additional capital needs due to additional acquisitions, and it assumes growth does not significantly outpace our expectations. It also assumes we are able to effectively and timely control our costs if impacted significantly further by the recent economic downturn, and that we retain our ongoing ability to secure asset-based financing to fund our growth. We periodically engage in discussions as to other financing options and funding sources, including both debt and equity capital. Our primary reasons for pursuing other financing and equity capital are to reduce short-term economic risk relating to past and future acquisitions, and to repay our subordinated notes (potentially as part of a separate financing facility or with proceeds from the exercise of our warrants).

Purchase Commitments. The majority of our purchase commitments are based on firm purchase orders. However, from time to time we commit to purchase product in advance of customer commitments and as inventory to obtain volume pricing discounts or operational efficiencies. In 2008 we had purchase order commitments to Promethean, one of our major suppliers, for interactive whiteboard inventory purchases of $12.3 million. We may receive and agree to, but have not yet committed to any amounts for 2009. We have no other significant purchase commitments based on estimates of customer demand that significantly exceed customer commitments. If actual customer demand were to differ significantly either in timing or volume from the purchase commitments, this could strain our available working capital resources. While management anticipates its purchase commitments will not differ significantly from its estimates of customer demand, there can be no assurance that this will in fact be the case.

Burden of Professional and Legal Compliance Costs. For the year ended December 31, 2008, professional and legal compliance costs, excluding stock-based (non-cash) compensation, totaled $434. In the first three months of 2009 we spent $95. These related primarily to compliance costs of operating as a public company, as well as legal and accounting costs for the registration of shares pursuant to the registration rights agreement. Management anticipates that the current level of expenses should continue and could increase somewhat, particularly as the Company grows or acquires other businesses and as the Company prepares for its first audit of its internal controls for the fiscal year ended 2009. The Company will continue to incur expenses to test and monitor controls related to the Sarbanes-Oxley Act, and to maintain the registration of shares through 2009 as required by its commitment to Barron. Although the Company is hopeful that costs related to supplementing the registration statement for updated financial and other information will be minimal, there can be no assurances that this will in fact be the case and cost savings realized. Management anticipates that some cost efficiencies may be realized as CSI gains experience as a reporting company and management seeks to manage compliance costs, and believes economies of scale will be achieved particularly with regard to these costs as the Company grows.

Short Term Capital Requirements. We currently anticipate that our capital needs for 2009 will principally consist of $1.0 million for software development and $721 for capital expenditures. In the first three months of 2009 we capitalized approximately $265 of software development costs and $162 in capital expenditures. We plan to fund 2009 needs for these items through cash flow from operations, our line of credit or other financing options discussed above.

Subordinated Promissory Notes. At March 31, 2009, subordinated promissory notes payable to shareholders totaled approximately $2.0 million. Although we possessed adequate availability on the May 9, 2006 due date to repay the subordinated notes, management believed that cash flow from operations and remaining availability under the bank revolving credit facility following such a drawdown would not be sufficient to fund ongoing working capital needs. We also anticipated that such a refunding of the subordinated notes with bank debt would have caused us to fail to comply with equity related covenants with the bank, given that the subordinated notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the subordinated notes, we determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the subordinated notes remained due and payable. We pay a default interest rate of 15%, both on the principal balance and any interest not paid quarterly. From time to time we have also deferred the payment of interest to preserve working capital. Specifically, we took this action in the first and second quarters of 2007 as a precautionary measure considering the cash requirement needed for the acquisition of the McAleer operations. Subsequently we paid this and other interest due and no interest was in arrears as of March 31, 2009 or as of the date of this report.

On April 23, 2008, we and each of the holders of the subordinated notes entered into a letter agreement which extended the maturity date of such notes until March 31, 2009. Each note holder also waived existing and past payment defaults and the notes continued to bear interest at the default rate of 15%. In exchange for the extension and waiver, we made principal payments on the subordinated notes totaling $300, paid pro-rata among the note holders. Again effective on May 14, 2009, similar to the action taken at April 23, 2008, we and each of the holders of the subordinated notes entered into an informal agreement to extend the notes until August 30, 2009. In exchange for the extensions, we made a principal payment on the subordinated notes totaling $200, paid pro-rata among the note holders. Under this agreement, the Company will seek to enter into a new and separate term loan facility, preferably with its existing bank, to fund the payout of Barron, and to negotiate to restructure the notes payable to the remaining holders.

While we anticipate continued cooperation of the note holders considering our efforts to refinance the Barron portion and ultimately pay off the remaining subordinated debt, we can give no assurance that we will be able to successfully restructure, extend or repay the subordinated notes, or that the note holders will continue to cooperate. Our bank lender in the past has consented with respect to the subordinated notes and has granted waivers relating to their prior nonpayment. The notes are subordinated to our senior bank debt, and we believe the ability of the note holders to have direct recourse against us is limited. However, if we fail to repay the subordinated notes at the new August 30, 2009 maturity date, the holders of the subordinated notes may take actions that could adversely affect the Company, including acting to accelerate the subordinated debt, thereby potentially triggering a default under our credit facility with our bank. Such note holders also might take legal or other adverse collection actions against the Company. We can therefore give no assurances as to what adverse collection actions the subordinated note holders might take, and the impact such actions and default might otherwise have on our other creditors and our financial condition. However, we do not anticipate any of the note holders taking any action detrimental to us. It should be noted that five of the subordinated note holders are currently significant stockholders of the Company, and four of these are executive officers. The sixth note holder, Barron, holds all our preferred stock.

Potential Acquisitions. We are examining the potential acquisition of companies and businesses within our industry. We are unable to predict the nature, size or timing of any such acquisition, and accordingly are unable to estimate the capital resources which may be required. Any acquisition would be subject to our utilizing capital sources in addition to those described above. These alternative sources could include the issuance of our common stock or other securities in an acquisition, seller financing, and bank and other third party financing, among other things. We can give no assurance that, should the opportunity for a suitable acquisition arise, we will be able to procure the financial resources necessary to fund any such acquisition or that we will otherwise be able to conclude and successfully integrate any acquisition.

We acquired McAleer on January 2, 2007. We believe the acquisition of this leading provider of fund accounting based financial management software in Alabama fits within our acquisition strategy. We anticipate that the acquisition of McAleer will provide several benefits as discussed in “—A. Introduction—Strategy.” Also, on March 31, 2008, we consummated the acquisition, effective April 1, 2008, of substantially all of the assets and business operations of ICS and of Version3 on August 14, 2008. We believe that the acquisition of ICS and Version3 will, likewise, provide a number of strategic benefits as discussed in “—A. Introduction—Strategy.” A large portion of the cash consideration for the McAleer and ICS acquisitions was funded by draws under our bank revolving credit facility, thereby reducing our availability under the facility to support working capital needs. Also, the acquisition of McAleer and ICS, like most acquisitions by the Company of other operating businesses, has increased working capital needs of the Company from time to time, primarily due to differences in the timing of collections, typically once a year, and ongoing labor costs for product implementations and the provision of support services. While our line of credit may be sufficient, its adequacy may be strained by our increased working capital and other needs as a result of acquisition activity. We continue to pursue other opportunities for increasing funds available to us in light of the potentially greater capital needs of a larger organization. A number of options, as discussed above, are under consideration, and could provide longer-term financing to match the longer-term nature of an acquisition related investment.

Potential Capital Inflow from Warrants Exercise. A significant amount of cash and capital for the Company would be generated by the exercise by Barron of its common stock warrants. The exercise of the remaining warrants with an exercise price of $0.70 would generate approximately $0.4 million. The exercise of our warrants priced at $0.85 would generate approximately $1.4 million. The exercise of our warrants priced at $1.3972 would generate approximately $2.8 million. The exercise of our warrants with a price of $2.0958 would generate approximately $4.2 million.

Pursuant to our May 13, 2009 agreement with the subordinated note holders, we are required to initially apply the proceeds from exercise of the warrants to repayment of the approximately $2.0 million principal of the notes. We may utilize proceeds in excess of that amount for working capital or expansion opportunities.

The exercise of the warrants is in the sole discretion of Barron, subject to the restrictions in the preferred stock and the warrants prohibiting Barron from beneficially holding greater than 4.9% of our outstanding common stock at any time. Although we presume any decision by Barron to further exercise the warrants or any portion would depend upon our stock price, results of operations and the long term outlook for the development of our business, among other things, we cannot predict if and when Barron may exercise the warrants. Accordingly, there can be no assurance that Barron will exercise additional warrants and that we will receive any resulting capital.

The warrants may be exercised on a cashless basis, in which case the Company would receive no cash proceeds. However, Barron is prohibited from electing a cashless exercise so long as there is an effective registration statement with respect to the shares underlying the warrants. Accordingly, it will be important for us to maintain the effectiveness of the registration statement covering the warrant shares in order to assure the receipt of equity capital from the exercise of the warrants. Our registration statement was declared effective on February 14, 2006 and updating amendments were likewise declared effective on May 14, 2007, May 9, 2008 and May 12, 2009. Barron has not invoked the cashless exercise provision.

Adequacy of Liquidity and Capital Resources.

Based on management’s assessment giving consideration to the above items, including the availability under our line of credit facility, and presuming no impact from the current economic downturn so significant as to cause the Company to not meet its debt covenants, management anticipates that our cash flow from operations and our existing bank credit facilities will be adequate to fund our short term liquidity and capital needs for operations over the next twelve months. Accordingly, (i) further increased working capital requirements as a result of anticipated sales growth significantly beyond our expectations, (ii) cash flows lower than anticipated without a corresponding decline in working capital requirements and (iii) either of the above in combination with the addition of funding needs and working capital requirements associated with any other acquisition, could put pressure on the adequacy of our bank revolving and other credit facilities.

We continuously consider and pursue other financing options which could include mezzanine financing or other capitalization alternatives. These options are under consideration and could provide longer-term financing to match our long-term capital needs. Such needs would include providing longer term financing for the recent acquisitions of McAleer, ICS and Version3, potentially supporting additional acquisition activities, and increased working capital. Our evaluation of potential long-term funding sources has also included exercise of the warrants held by Barron. Encouraging the earlier exercise of the warrants and an earlier increase in the float of our stock entered into our decision to reduce the pricing on a portion of the warrants in the fourth quarter 2006. In late 2007 Barron exercised for approximately 1.0 million warrant shares providing capital proceeds of approximately $0.7 million. While we are optimistic about the future exercises, there is no guarantee additional warrant exercises will occur or when. Depending on cash flow from current operations or warrant exercises, should we find longer-term funding unnecessary, we may not take advantage of such additional funding options, thereby paying down debt and minimizing any potential for dilution from any additional raise of capital.

Any of the aforementioned events or circumstances could involve significant additional funding needs in excess of the identified current available sources, and could require us to raise additional capital to meet these needs. However, our ability to seek additional capital, if necessary, is subject to a variety of additional factors that we cannot presently predict with certainty, including:

•	the commercial success of our operations;

•	the volatility and demand of the capital markets; and

•	the future market prices of our securities.

There is no guarantee CSI could obtain access to additional funding or at reasonable rates. The failure of CSI to meet covenant requirements, raise capital through the exercise of the warrants or find or obtain other funding at reasonable rates, could have a negative impact on our business.

Item 3. Quantitative and Qualitative Disclosures about Market Risk.

Not applicable.

Item 4T. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission, including, without limitation, those controls and procedures designed to ensure that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosures.

Our management, under the direction of our chief executive officer and chief financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as such terms are defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of March 31, 2009. Based upon this evaluation our management, including our chief executive officer and chief financial officer, has concluded that our disclosure controls were effective as of March 31, 2009.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of published financial statements in accordance with generally accepted accounting principles.

However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with policies may deteriorate.

There were no changes in the Company’s internal control over financial reporting during the quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings.

The Company is involved in various claims and legal actions arising in the normal course of business. Management believes that these proceedings will not result in a material loss to the Company.

Item 1A. Risk Factors.

Information regarding risk factors appears in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Forward-looking Statements,” in Part I-Item 2 of this Form 10-Q. More detailed information concerning our risk factors may be found in Part I-Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”).

There have been no material changes in the risk factors previously disclosed in Part I-Item 1A of our Form 10-K.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

Not applicable.

Item 3. Defaults Upon Senior Securities.

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Item 5. Other Information.

I.	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

Our revolving credit arrangement with RBC Bank (USA) is a facility under which we may borrow, repay and then re-borrow. Advances and repayments occur daily under the credit facility, reflecting cash receipts and the Company’s working capital needs. Set forth below is the outstanding balance as of specific dates through May 12, 2009. The balances presented reflect aggregate advances and pay downs which the Company deems material, or significant. Such information through March 17, 2009, was previously disclosed in our Form 10-K filed with the Securities and Exchange Commission on March 31, 2009.

Date	Loan Balance
March 18, 2009	$2,246
March 23, 2009	1,854
March 25, 2009	1,064
March 30, 2009	1,587
April 2, 2009	1,714
April 7, 2009	1,173
April 10, 2009	1,460
April 13, 2009	1,995
April 17, 2009	1,657
April 22, 2009	1,885
April 24, 2009	2,336
April 29, 2009	1,408
May 1, 2009	1,594
May 4, 2009	1,884
May 6, 2009	1,559
May 8, 2009	2,179
May 12, 2009	766

II.	Entry Into a Material Definitive Agreement; Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

(All amounts are presented in thousands, except where specifically stated)

A.	Extension of Subordinated Notes

On May 14, 2009, the Company and each of the holders of certain Subordinated Promissory Notes (the “Subordinated Notes”) entered into a Letter Agreement dated May 12, 2009 (the “Extension”). Pursuant to the Extension:

•	the maturity date of each of the Subordinated Notes was extended from May 31, 2009 until August 30, 2009 (the “New Maturity Date”);

•	each note holder waived existing and past payment defaults;

•	despite the Subordinated Notes no longer being in default, they will continue to bear interest at the default rate of 15% until the New Maturity Date;

•	the Company will make an aggregate $200 in principal payments, paid pro-rata among the note holders;

•

the Company will exercise its commercially reasonable best efforts, subject to the exercise by its board of directors of fiduciary duties – to obtain from its bank lender financing to refund the Subordinated Notes held by Barron Partners LP, in the event such Subordinated Notes have not been repaid by the New Maturity Date;

•

the Company and the holders of the Subordinated Notes other than Barron Partners LP will strive to negotiate to restructure their notes on a mutually agreeable basis, in the event such Subordinated Notes remain outstanding as of the New Maturity Date;

•

the Company agreed to apply the proceeds from any exercise of the common stock warrants held by Barron Partners LP to repayment of the Subordinated Notes, on the basis of 75% to Barron Partners LP and 25% percent to the other holders of Subordinated Notes until Barron is paid in full, and thereafter 100% to the individual note holders until they are paid in full; and

•

Barron Partners LP shall exercise its commercially reasonable best efforts to exercise its Company common stock warrants upon the Company’s share price reasonably exceeding the exercise price of such warrants.

The Subordinated Notes were issued by the Company on February 11, 2005 in the original aggregate amount of $3,750, as part of the Company’s reverse merger and recapitalization transaction. A Subordinated Note for $1,875 was issued to Barron Partners LP (“Barron”) in exchange for cash, and individual Subordinated Notes in the amount of $375 each were issued to the five former shareholders of our predecessor, Computer Software Innovations, Inc., a South Carolina corporation, in lieu of cash consideration payable to them in the recapitalization. As of the date of the Extension, the aggregate principal remaining owing on all of the Subordinated Notes was $1,950, or $975 in the case of Barron and $195 each in the case of the individual holders. The individual holders include: Nancy K. Hedrick, President and Chief Executive Officer; Beverly N. Hawkins, Senior Vice President of Software Product Development and Secretary; Thomas P. Clinton, Senior Vice President of Strategic Relationships; William J. Buchanan, Senior Vice President of Technology Delivery and Support; and Joe G. Black, our former interim Chief Financial Officer. Barron is the holder of 6,740 shares of our convertible preferred stock and related warrants for the purchase of 6,164 shares of our common stock. All of the individual note holders hold 505 shares, or approximately 7.0% of our common stock, which they received in the February 2005 recapitalization transaction, except Ms. Hedrick who holds 525 or 7.3%.

The Subordinated Notes are unsecured and are subordinated to the Company’s senior debt, including its revolving credit and term debt with its bank lender.

The Subordinated Notes were originally due and payable in full on May 9, 2006. Although we possessed adequate availability on the May 9, 2006 due date to repay the Subordinated Notes, management believed that cash flow from operations and remaining availability under the bank revolving credit facility following such a drawdown would not be sufficient to fund ongoing working capital needs. We also anticipated that such a refunding of the Subordinated Notes with bank debt would have caused us to fail to comply with equity related covenants with the bank, given that the Subordinated Notes are treated as equity for such ratios. Accordingly, after consultation with the bank and the holders of the Subordinated Notes, we determined it was not in the best interest of all stakeholders to pay the notes at maturity, and the Subordinated Notes remained due and payable. We pay a default interest rate of 15%, both on the principal balance and any interest not paid quarterly. From time to time we have also deferred the payment of interest to preserve working capital. Specifically, we took this action in the first and second quarters of 2007 as a precautionary measure considering the cash requirement needed for the acquisition of the McAleer operations. Subsequently we paid this and other interest due and no interest was in arrears as of March 31, 2009 or as of the date of this report.

On April 23, 2008, we and each of the holders of the Subordinated Notes entered into a letter agreement which extended the maturity date of such notes until March 31, 2009. Each note holder also waived existing and past payment defaults and the notes continued to bear interest at the default rate of 15%. In exchange for the extension and waiver, we made principal payments on the Subordinated Notes totaling $300 paid pro-rata among the note holders. Again on May 14, 2009, similar to the action taken at April 23, 2008, we and each of the holders of the Subordinated Notes entered into the Extension.

While we anticipate continued cooperation of the note holders considering our efforts to refinance the Barron portion and ultimately pay off the remaining subordinated debt, we can give no assurance that we will be able to successfully restructure, extend or repay the Subordinated Notes, or that the note holders will continue to cooperate. Our bank lender in the past has consented with respect to the subordinated notes and has granted waivers relating to their prior nonpayment. The notes are subordinated to our senior bank debt, and we believe the ability of the note holders to have direct recourse against us is limited. However, if we fail to repay the Subordinated Notes at the new August 30, 2009 maturity date, the holders of the Subordinated Notes may take actions that could adversely affect the Company, including acting to accelerate the subordinated debt, thereby potentially triggering a default under our credit facility with our bank. Such note holders also might take legal or other adverse collection actions against the Company. We can therefore give no assurances as to what adverse collection actions the Subordinated Note holders might take, and the impact such actions and default might otherwise have on our other creditors and our financial condition. However, we do not anticipate any of the note holders taking any action detrimental to us. It should be noted that five of the Subordinated Note holders are currently significant stockholders of the Company, and four of these are executive officers. The sixth note holder, Barron, holds all our preferred stock.

The Extension is filed as Exhibit 10.2.

B.	Waiver Agreement with RBC Bank (USA)

In conjunction with the Company entering into the Extension with respect to the Subordinated Notes, it also entered into a waiver agreement (the “Waiver”) with the Bank dated May 12, 2009 and effective May 13, 2009. The Bank had previously granted waivers with respect to cross-default and other provisions which may have been triggered by the payment default under the Subordinated Notes. The terms of the revolving credit facility with the Bank restrict payments on the Subordinated Notes, and require the Company to obtain the Bank’s written consent prior to amending any of the terms of the Subordinated Notes. Accordingly, pursuant to the Waiver, the Bank agreed to the terms of the Extension and granted waivers of any defaults relating thereto.

The Waiver is filed as Exhibit 10.1.

III.	Entry into a Material Definitive Agreement: Unregistered Sales of Equity Securities.

On May 13, 2009, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with DC Consulting, LLC (“DC Consulting”) for investor relations services. Each party has the right to cancel the contract following the initial 90 days with 30 day written notice.

Pursuant to the terms of the Agreement, the Company will pay DC Consulting a monthly cash retainer fee of $12 with the first payment due upon the execution of the contract. DC Consulting is also entitled to receive 15 restricted shares of common stock per quarter with the initial 15 shares to be issued within 30 days of the execution of the contract. In addition, DC Consulting is entitled to receive warrants at the following strike prices: (a) a warrant for 100 shares with a strike price of $.70/share; (b) a warrant for 100 shares with strike price of $1.00/share; and (c) a warrant for 100 shares with strike price of $1.20/share. All warrants expire in two years. If the Company’s stock price reaches the warrant strike price for 30 days and the warrants are not exercised within that time frame, they will earlier expire.

The restricted shares and warrants are issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended. The basis of such exemption is the non-public sale of such securities in a privately negotiated transaction to DC Consulting, LLC, which we believe to be an accredited and sophisticated investor. There was no advertising or general solicitation conducted with respect to the foregoing sales.

The Consulting Agreement is filed as Exhibit 10.3.

Item 6. Exhibits.

Exhibit Number	Description
*10.1	Waiver Letter between the Company and RBC Bank (USA) dated May 12, 2009, relating to payments on, and amendments to, certain Subordinated Notes held by shareholders.

*10.2	Extension of Subordinated Notes and Waiver dated May 12, 2009 between the Company, Barron Partners LP, Joe G. Black, Nancy K. Hedrick, Beverly N. Hawkins, Thomas P. Clinton, and William J. Buchanan.

*10.3	Consulting Agreement dated May 13, 2009 between the Company and DC Consulting, LLC.

*31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

*31.2	Rule 13a-14(a) Certification of Chief Financial Officer.

*32	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

Date: May 15, 2009	By:	/s/ Nancy K. Hedrick
Nancy K. Hedrick
President and Chief Executive Officer

Date: May 15, 2009	By:	/s/ David B. Dechant
David B Dechant
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
*10.1	Waiver Letter between the Company and RBC Bank (USA) dated May 12, 2009, relating to payments on, and amendments to, certain Subordinated Notes held by shareholders.

*10.2	Extension of Subordinated Notes and Waiver dated May 12, 2009 between the Company, Barron Partners LP, Joe G. Black, Nancy K. Hedrick, Beverly N. Hawkins, Thomas P. Clinton, and William J. Buchanan.

*10.3	Consulting Agreement dated May 13, 2009 between the Company and DC Consulting, LLC.

*31.1	Rule 13a-14(a) Certification of Chief Executive Officer.

*31.2	Rule 13a-14(a) Certification of Chief Financial Officer.

*32	Statement of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

*	Filed herewith.

Exhibit 10.1

May 12, 2009

RBC Bank (USA)

Attn: Mr. Charles Arndt

531 South Main Street, 2nd Floor

Greenville, SC 29601

Re:	Payment on Subordinated Notes

Dear Mr. Arndt:

This letter is being provided to you in connection with the Second Amended and Restated Loan and Security Agreement dated September 14, 2007 (the “Loan Agreement”) and other documents described or contemplated therein or related thereto (the “Loan Documents”) between Computer Software Innovations, Inc. (the “Borrower” or “CSI”) and RBC Centura Bank (the “Bank”). Specifically, this letter concerns potential defaults or violations of certain covenants under the Loan Documents arising out of our proposed amendment of and principal payments on certain Subordinated Debt as set forth on Exhibit A attached hereto (collectively, the “Subordinated Debt Amendment”). The Subordinated Debt Amendment has not yet been consummated by the parties.

Capitalized terms otherwise not defined in this letter shall have the meanings ascribed to them in the Loan Agreement.

The terms of the Subordinated Debt Amendment generally provide:

•	CSI will pay an aggregate of $200,000 in principal on the Subordinated Debt;

•	The maturity of the Subordinated Debt will be extended from March 31, 2009 until August 30, 2009;

•

Subject to the exercise by its board of director of fiduciary duties, CSI will exercise its commercially reasonable best efforts to obtain from the Bank financing to refund the Subordinated Debt held by Barron Partners LP, in the event such Subordinated Debt has not been repaid by August 30, 2009;

•

The Company and the holders of Subordinated Debt other than Barron Partners LP will strive to negotiate to restructure the Subordinated Debt owed to such Noteholders on a mutually agreeable basis, in the event such Subordinated Debt remains outstanding as of August 30, 2009;

•

The Company has agreed to apply the proceeds from any exercise of the common stock warrants held by Barron Partners LP to repayment of the Subordinated Debt, on a basis of 75% to Barron Partners LP and 25% to the other holders of Subordinated Debt until Barron is paid in full, and thereafter 100% to the individual noteholders until they are paid in full;

•	Until the new maturity, the Subordinated Debt will bear interest at the current default rate of fifteen percent (15%) per annum;

•	All past payment defaults with respect to the Subordinated Debt will be waived; and

•	Barron Partners LP shall exercise its commercially reasonable best efforts to exercise its CSI stock warrants upon CSI’s share price reasonably exceeding the exercise price of such warrants.

Upon our execution and delivery of the Subordinated Debt Amendment and our payment on such debt, certain covenants contained in the Loan Documents may be violated, including, but not necessarily limited to, the following:

(1) Section 7.13 of the Loan Agreement, restricting payments on Subordinated Debt and prohibiting any amendment of such debt without the Bank’s prior written consent;

(2) Covenants contained in the Loan Agreement that restrict our use of loan proceeds to purposes of funding short-term working capital and for general corporate purposes. It is our intention to fund the principal payments relating to the Subordinated Debt Amendment, in whole or in part, with funds drawn under our Revolving Facility;

(3) Covenants contained in the Loan Documents making it an event of default if the Bank deems itself insecure, if there is an impairment of the prospect of repayment or of value or priority of the Bank’s security interests, or if a material adverse change in our business or financial condition has occurred;

(4) Section 7.7 of the Loan Agreement, prohibiting Distributions; and

(5) Section 7.12 of the Loan Agreement, restricting transactions with Affiliates.

Violations of these covenants may trigger defaults in the Loan Documents. To that end, we respectfully request that the Bank grant a waiver of any default provisions or covenants contained in the Loan Documents which would be triggered by the Subordinated Debt Amendment, except for any financial covenants.

If our request is acceptable to the Bank, please indicate your assent by affixing your signature and the date below, and returning a copy of this letter to me and our legal counsel, Smith Moore Leatherwood LLP, to the attention of William L. Pitman. Thank you in advance for your consideration of our request. Please call me if you have any questions concerning any of the foregoing.

Yours very truly,

/s/ David D. Dechant
David D. Dechant
Chief Financial Officer

ON BEHALF OF RBC CENTURA BANK, THE REQUEST FOR WAIVER ABOVE IS ACCEPTED.

Date: May 12, 2009

RBC BANK (USA)

By:	/s/ Charles Arndt
Charles Arndt

Its:	Market Executive – South Carolina Markets

Exhibit 10.2

[CSI LETTERHEAD]

May 12, 2009

Andrew Barron Worden Barron Partners LP 730 Fifth Avenue, 25th Floor New York, NY 10019 Joe G. Black 204 Mt. Calvary Church Road Easley, SC 29642	Nancy K. Hedrick Beverly N. Hawkins Thomas P. Clinton William J. Buchanan Computer Software Innovations, Inc. 900 East Main Street, Suite T Easley, SC 29640

Re:	Extension of Subordinated Notes and Waiver

Ladies and Gentlemen:

Each of you is the holder of a separate Subordinated Promissory Note dated February 11, 2005 payable by Computer Software Innovations, Inc. (the “Company”) in the original principal amount of $1,875,200.00 in the case of Barron Partners LP (“Barron”) and $375,000.00 in the case of all individual holders (collectively, as amended by the Prior Extension (as hereinafter defined), the “Notes” and each a “Note”). The remaining principal amount owing on the Notes as of the date of this letter is $975,200.00 in the case of Barron and $195,040.00 in the case of all individual holders. The Notes were originally due and payable in full on May 10, 2006, and pursuant to a letter agreement (the “Prior Extension”) dated April 23, 2008 between the Company and the holders of the Notes (the “Noteholders”), the maturity date of the Notes was extended until March 31, 2009. The principal amount of the Notes was not paid at the March 31, 2009 maturity and, accordingly, the Notes are currently in default. Pursuant to the Prior Extension and the original terms of the Notes, the Company has paid all accrued interest due and payable to date at the default rate of fifteen percent (15%) per annum (the “Default Rate”).

Following recent discussions with each of you, the Company is proposing the following amendments, payments and waiver with respect to the Notes (collectively, the “Amendment and Waiver”):

1. With respect to the Note held by Barron, the maturity date will be extended from March 31, 2009 until August 30, 2009 (the “New Maturity Date”), on which date all principal and accrued interest will be due and payable in full to Barron.

2. Prior to the New Maturity Date, the Company shall apply any proceeds from the exercise of the common stock warrants held by Barron to pay down the outstanding principal on the Notes. The parties agree that any such proceeds shall be applied 75% toward the Note held by Barron and 25% to the Notes held by the individual Noteholders until Barron is paid in full, and thereafter 100% of such proceeds shall be applied to the Notes held by the individual Noteholders.

3. Subject to the exercise by the Company’s board of director of fiduciary duties, the Company shall utilize its commercially reasonable best efforts to obtain financing from its bank to refund all amounts owing under Barron’s Note, in the event such Note has not been repaid in full as of the New Maturity Date.

4. With respect to the Notes held by the individual Noteholders, the maturity date of each of the Notes will be extended until the New Maturity Date; provided, however, that the Company and the individual Noteholders agree that, if there remains principal outstanding under the individual Noteholders’ Notes on the New Maturity Date, they will strive to negotiate a new mutually agreeable repayment schedule for the Notes held by the individual Noteholders.

5. The Company within five (5) days of the date of this letter will make principal payments on the Notes (the “Principal Payments”), $100,000.00 in the case of the Note held by Barron and $20,000.00 each in the case of the other Noteholders.

6. As a result of the extension of the Notes described in paragraphs 1 and 4 above, the Notes will not be in default with respect to principal payments. Further, each Noteholder hereby waives any existing or past default based on the Company failing to make any payment of interest or principal when due.

7. Despite the Notes not being in default, the Notes will continue to bear interest at the Default Rate until the New Maturity Date.

8. Barron shall exercise its commercially reasonable best efforts to exercise its Company common stock warrants upon the Company’s share price reasonably exceeding the exercise price of such warrants.

To evidence your agreement with the Amendment and Waiver of the Notes set forth above, please execute this letter in the signature space provided below and return the executed letter to me as soon as possible by facsimile or email. Upon receiving signed letters from all of the Noteholders, the Company will make the applicable Principal Payments to each of you. The Amendment and Waiver shall become effective with respect to a particular Note only when the Noteholder receives his or her agreed Principal Payment.

Please call me if you have any questions.

Sincerely,

/s/ David D. Dechant
David D. Dechant
Chief Financial Officer

BARRON PARTNERS LP

By:	Baron Capital Advisors LLC,
Its General Partner

By:	/s/ Andrew Barron Worden
Andrew Barron Worden,
Managing Member

/s/ Nancy K. Hedrick
Nancy K. Hedrick

/s/ Beverly N. Hawkins
Beverly N. Hawkins

/s/ Thomas P. Clinton
Thomas P. Clinton

/s/ William J. Buchanan
William J. Buchanan

/s/ Joe G. Black
Joe G. Black

Exhibit 10.3

90 Day & 12-Month Consulting Agreement

COMPUTER SOFTWARE INNOVATIONS, INC.

•	Develop investor relations messages that will pro-actively leverage senior management’s strategic vision, operational and financial performance and ongoing business expertise.

•	Increase general market awareness of CSWI and promote understanding and appreciation for the Company’s strategic direction.

•	Utilize DC Consulting’s team to increase awareness of the Company’s developments to the retail, institutional, and analyst communities.

•	DC Consulting’s team will assist CSWI management in all aspects of their communications platform including, financial, media and trade industries.

•	Plan, schedule and complete financial road shows to increase market awareness

•	Identify, recommend and prepare management for participation in financial conferences.

I.	GENERAL PROVISIONS.

a.	This contract is governed by the laws of the State of South Carolina. The parties consent to venue in Greenville County, South Carolina and in the United States District Court for the Middle District of South Carolina. The parties consent to service of process under South Carolina law, in any action commenced to enforce this agreement.

b.	This agreement contains the entire agreement between the parties relating to the subject matter hereof, and it supersedes all prior agreements and understandings with respect to such subject matter.

c.	No amendment or modification of this agreement shall be deemed effective unless made in writing and signed by the parties to this agreement.

d.	No term or condition of this agreement shall be deemed to have been waived, nor shall there be any estoppel to enforce any provisions of this agreement, except by a statement in writing signed by the party against whom enforcement of the waiver or estoppel is sought. Any written waiver shall not be deemed a continuing waiver unless specifically stated, shall incorporate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future or as to any act other than that specifically waived. The failure of either party to enforce at any time any of the provisions of this agreement shall not be construed as a waiver of such provisions or of the right of such party thereafter to enforce any such provisions.

e.	The provisions of this contract are severable. If any provision of this contract is held invalid, the remaining provisions continue in effect.

f.	Client may assign this agreement without limitation. The Contractor shall not be allowed to assign this contract in whole or in part.

g.	Both parties have had an opportunity to review this agreement in depth and have had the opportunity to consult with competent legal counsel. Each party fully understands the terms of this agreement and freely and voluntarily signs the agreement.

h.	This agreement is the result of negotiations between the parties and should not be construed against any party because that party or that party’s attorney drafted this agreement. Any true fully executed copy of this agreement, including any fully executed facsimile or electronic copy hereof, will be deemed to constitute an original of the same.

i.	Any notice, demand or request required or permitted to be given hereunder shall be in writing and shall be deemed effective two days after having been deposited in the United States mail, postage prepaid, registered or certified and addressed to the addressee at its main office, as set forth above. Any party may change its address for purposes of this agreement by written notice given in accordance herewith.

For the services listed herein, DC Consulting would be entitled to receive compensation as follows (exclusive of fees for providing services which would be separately provided for):

•	Monthly retainer fee of $12,000, with the first payment due upon the execution of the contract.

•

DC Consulting would also be entitled to receive 15,000 restricted shares of common stock per quarter with the initial 15,000 shares to be issued with the date of the contract to be delivered within 30 days of the execution of the contract. Subsequent restricted shares will be issued and delivered within 30 days of the renewal of the quarterly contract.

•	DC Consulting would also be entitled to receive warrants* at the following strike prices:

100,000 warrants with strike price .70/sh.

100,000 warrants with strike price of 1.00/sh.

100,000 warrants with strike price of 1.20/sh.

*	Warrants will have a 2-year expiration date at the outset of the contract. If CSWI stock price reaches the warrant strike price for 30 days and the warrants are not exercised within that time frame, they will expire.

Contractor acknowledges and agrees:

(1) That the restricted stock and warrants to be issued pursuant to this Agreement, as well as the shares of common stock underlying the warrants, will not have been registered under the provisions of the Securities Act of 1933, as amended, and may not be transferred unless the Contractor shall have delivered to CSWI an opinion of counsel, reasonably satisfactory in form, scope and substance to CSWI, to the effect that such restricted stock, warrants or shares of common stock underlying the warrants to be sold or transferred may be sold or transferred pursuant to an exemption from such registration.

(2) That the certificates evidencing the restricted stock, the warrants, and the common stock underlying the warrants shall bear a restrictive legend prohibiting transfer of such securities except pursuant to an exemption from registration under the Securities Act of 1933, as amended, and any applicable state securities laws.

(3) Contractor shall only offer, sell or transfer the restricted shares, the warrants and the common shares underlying the warrants in compliance with federal and state securities and other laws.

(4) Contractor is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933, as amended.

Additional contract terms can be negotiated prior to the expiration of the first 90 days of the Consulting Agreement. Each party has the right to cancel the contract following the initial 90 days with a 30 day notice written notice. All outstanding balances and fees are to be paid in full upon cancellation notice.

Additional resources (i.e. additional team members on the phone, direct mailers, financial conferences etc) can be provided to CSWI upon increase of the IR budget. All such additional programs, services and terms will be an addendum to this agreement and approved by both parties to this agreement.

DC Consulting, LLC		Computer Software Innovations, Inc.
(Contractor)		(CSWI or Client)

By:	/s/ Daniel Conway	By:	/s/ Nancy K. Hedrick
	DC Consulting		CSWI

Printed:	Daniel Conway, CEO	Printed:	Nancy K. Hedrick

Date:	May 13, 2009	Date:	May 13, 2009

Exhibit 31.1

CERTIFICATIONS

I, Nancy K. Hedrick, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Computer Software Innovations, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009	/s/ Nancy K. Hedrick
Nancy K. Hedrick
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, David B. Dechant, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Computer Software Innovations, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: May 15, 2009	/s/ David B. Dechant
David B. Dechant
Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned, the Chief Executive Officer and the Chief Financial Officer of Computer Software Innovations, Inc. (the “Company”), each certify, pursuant to § 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350), that to his or her knowledge on the date of this certification:

1.	The quarterly report of the Company on Form 10-Q for the period ended March 31, 2009 as filed with the Securities and Exchange Commission on this date (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in this Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Nancy K. Hedrick
Nancy K. Hedrick
Chief Executive Officer
Date: May 15, 2009

/s/ David B. Dechant
David B. Dechant
Chief Financial Officer
Date: May 15, 2009